U5S
File No. 030-00354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U5S

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED MARCH 31, 2003

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

National Grid Transco plc
National Grid (US) Holdings Limited
National Grid (US) Investments 4
National Grid (US) Partner 1 Limited
National Grid (US) Partner 2 Limited
1-3 Strand
London, WC2N 5EH
England

National Grid General Partnership
One Rodney Square
Wilmington, DE 19801

National Grid Holdings Inc.
National Grid USA
25 Research Drive
Westborough, MA 01582

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2003

Part A. COMPANIES ABOVE NATIONAL GRID USA

Name of Company		No. of	Percentage	Issuer	Owner
		common	Voting power	Book	Book
		shares owned	100 % unless	Value	Value
			stated	$'000	$'000

National Grid Transco plc (1)

Subsidiary of the parent holding Company- National Grid Transco plc
National Grid (US) Holdings Limited	Ordinary £1	931,252		2,908,222	2,829,777
	Non-equity securities			36,230	36,230
NGG Finance PLC (2)	Ordinary £1	1,650,000		232,329	225,879
	Non-equity securities			286,172	286,172
National Grid Holdings One plc (3)	Ordinary £0.1176	1,498,496,751		3,053,442	238,363
	Non- equity securities			6,249,970	6,249,782
Lattice Group plc (†)	Ordinary £0.10	3,613,195,742		771,000	226,588
	Non-equity securities			504,000	504,000
Subsidiary of National Grid (US) Holdings Limited
National Grid (US) Investments 4	Ordinary £1	300		2,490,831	3,257,497
	Non- equity securities			6,253,381	6,253,868
National Grid (US) Investments 2	Ordinary £1	100		-	-
National Grid (US) Investments 5 (*)	Ordinary £1	1		-	-
National Grid (US) Investments 6 (*)	Ordinary £1	1		-	-
Subsidiary of National Grid (US) Investments 4
National Grid (US) Partner 1 Limited	Ordinary US$1	1,980,002		4,532,146	4,532,146
National Grid (US) Partner 2 Limited	Ordinary US$1	20,002		45,779	45,779
National Grid Twelve Limited	Ordinary US$1	15,000,000		3,761,796	3,761,796
Subsidiary of National Grid Twelve Limited
National Grid Eight Limited (4)	Ordinary US$315.50	10,000,000		202,403	2,721,781
National Grid Eleven Limited (4)	Ordinary US$273	5,000,000		81,902	1,040,000

Subsidiary of National Grid (US) Partner 1 Limited
National Grid General Partnership (5)	Partnership		99	4,532,147	n/a
National Grid Holdings Inc. (USA)	Ordinary US $0.10		99	4,587,756	4,391,323
Subsidiary of National Grid (US) Partner 2 Limited
National Grid General Partnership (5)	Partnership		1	45,779	n/a
National Grid Holdings Inc. (USA)	Ordinary US $0.10		1	46,341	44,357
Subsidiary of National Grid General Partnership
National Grid US LLC (6)	-			143,812	142,237
NG Chicago LLP (USA)	Ordinary US$1			-	-
National Grid Holdings Inc. (USA)	Ordinary US$0.10	5,000,000		4,634,097	4,435,679
Subsidiary of National Grid Holdings Inc.
National Grid Ten	$1 ordinary	1,148,826		177	-
NGG (Delaware) LLC (7)
National Grid USA	Common	1,000		7,231,592	8,287,926
	Non-equity securities			135,500	249,500
Subsidiary of the parent holding Company- National Grid Holdings One plc
National Grid Holdings Limited (8)	Ordinary £1	99,999,999		5,686,557	3,117,628
	Non-equity securities			16,304,280	16,297,913
National Grid Netherlands One BV (9)	Ordinary Euro1	2,200,000		2,154	2,182
National Grid Netherlands Two BV (10)	Ordinary Euro1	2,200,000		2,151	2,182
National Grid Netherlands Three BV (11)	Ordinary Euro1	2,200,000		2,145	2,182
National Grid Ireland Three (12)	Ordinary £1	1,200,500,000		1,896,808	1,896,790
National Grid Eighteen Limited (13)	Ordinary £1	3,050		2,379,639	2,370,003

Partnership of National Grid Netherlands One, Two and Three (14)
Toren CV				58,430
	Non-equity securities			1,900,454	1,900,454
Subsidiary of National Grid Eighteen Limited
National Grid Seventeen Limited (15)	Ordinary £1	1		-	-
National Grid Fifteen Limited (16)	Limited by Guarantee- no share capital			-	-
NG Malta One Limited (17)	Ordinary £1	1,550		2,212,289	2,212,002
	Non-equity securities			2,268,187	2,268,187
NGG Finance a Islandi ehf (18)	Isk ordinary 1,000,000	1
NGG Holdings a Islandi ehf (19)	Isk A ordinary 500,000	1

Subsidiary of National Grid Fifteen Limited
National Grid Sixteen Limited (20)	Ordinary £1	500		2	2

Subsidiary of NG Malta One Limited
NG Malta Two Limited (21)	Ordinary £1	1,350		2,269,195	2,212,002
	B Preference shares
Subsidiary of National Grid Holdings Limited
ENMO Limited (22)	A Ordinary £1	2,250,000	75	1,108	-
	B Ordinary £1	nil	25	370	n/a
	Non-equity securities			1,778	1,778
NGT Nominees Limited (23)	Ordinary £1	2		-	-
National Grid Five Limited	Ordinary £1	263,368,411		1,383,471	1,374,946
	Non-equity securities			405,046	405,046
National Grid Four Limited (24)	Ordinary £1	100		(251,062)	-
	Preferred Ordinary	700,000,000		251,062	251,062
National Grid Gold Limited (25)	Ordinary £1	10,000		426,724	632,000
	A Ordinary £1			2,214,196	2,211,035
	Non-equity securities			84,669	84,669
NGT Insurance Company (Guernsey) Limited (26)	Ordinary £1	1,300,000		42,576	34,760
	Non-equity securities			7,900	n/a
	A shares £1			-	-
National Grid Jersey Holdings Three Limited	Ordinary £0.01	350		(10)	-
National Grid Jersey Holdings Four Limited	Ordinary £0.01	400		13,151	6,320
National Grid Jersey Holdings Five Limited	Ordinary £0.01	148,843		(111)	-
National Grid One Limited	Ordinary £1	100		4,969	50
	Non-equity securities			5,073	5,073
National Grid Two Limited	Ordinary £1	100		2,859	48
NGG Telecoms Holdings Limited (27)	Ordinary £1	10,638,758		4,076,957	4,009,942
	A shares £1			2	2
	B shares £1			2	2
				515,524	515,524
NGG Telecoms Investment Limited	Ordinary £1	2		-	-
	Non-equity securities			383,229	383,229
National Grid (US) Investments 3	Ordinary £1	1	50	-	-
National Grid (US) Investments	Ordinary £1	225,299	99.7	1,073,165	1,098,637
	Non-equity securities			23,737	23,737
National Grid (Ireland) 1 Limited (28)	Ordinary US$50	262,364		4,331,339	6,364,986
	Non-equity securities

National Grid Company plc (29)	Ordinary £0.20	31,865		1,715,643	4,243,880
	Non-equity securities			68,572	68,572
The National Grid Group Quest Trustee Company Limited (*)	Ordinary £1	2
National Grid Nineteen Limited (30)	Ordinary £1	5,000
National Grid Twenty Limited (31)	Ordinary £1	5,000
National Grid Twenty One Limited (32)	Ordinary £1	5,000
Subsidiary of National Grid Company plc
-NGC Employee Shares Trustee Limited (*)		2
NGC Leasing Limited	Ordinary £1	100		-	-
	Non-equity securities			11,984	11,984
-Elexon Limited (33)
Subsidiary of NGT Nominees Limited
-BSc Co. Limited (*)	Ordinary £1	1
-Electracom Limited (*)	Ordinary £1	2
-Energi Limited (*)	Ordinary £1	2
-Energis Services Limited (*)	Ordinary £1	2
-Energy Market Operations Limited (*)	Ordinary £1	1
-Energy Settlements and Information Services -Limited (*)	Ordinary £1	2
-Enex Operations Limited (*)	Ordinary £1	1
-EPFA Limited (*)	Ordinary £1	1
-EPFAL Limited (*)	Ordinary £1	2
-First Point Services Limited (*)	Ordinary £1	1
-First Point Solutions Limited (*)	Ordinary £1	1
-Gemstone Software Limited (*)	Ordinary £1	1
-Grid International Limited (*)	Ordinary £1	2
-Gridnat Limited (*)	Ordinary £1	1
Grid Investment Holdings Limited (*)	Ordinary £1	100		-	-
-International Power Systems Limited (*)	Ordinary £1	2
-IPS Limited (*)	Ordinary £1	2
-NATGRID Limited (*)	Ordinary £1	2
-Natgrid Holdings Limited (*)	Ordinary £1	1
National Grid Holland Limited	Ordinary £1	100		1
-National Grid Market Services Limited (*)	Ordinary £1	1
National Grid Transco Europe Limited (*) (34)	Ordinary £1	1
National Grid Transco Group Limited (*) (34)	Ordinary £1	1
National Grid Transco Holdings Limited (*) (34)	Ordinary £1	1
National Grid Transco International Limited (*) (34)	Ordinary £1	1
National Grid Transco One Limited (*) (34)	Ordinary £1	1
-NetMap Limited(*)	Ordinary £1	1
-NGC Energy Limited (*)	Ordinary £1	2
-NGC (GB) Limited (*)	Ordinary £1	2
-NGC Leisure Limited (*)	Ordinary £1	2
-NGG Limited (*)	Ordinary £1	1
-Powercom Limited (*)	Ordinary £1	2
-Supergrid Limited (*)	Ordinary £1	2
Teldata International Limited	Ordinary £1	2		181	-
-Teldata Services Limited (*)	Ordinary £1	1
-Teldata Solutions Limited (*)	Ordinary £1	1
-Telecom Electric Limited (*)	Ordinary £1	2
-Transgrid Limited (*)	Ordinary £1	1

Subsidiary of Grid Investment Holdings Limited Grid One Limited (*)	Ordinary £1 Non-equity security	1 1
Investment of National Grid Four Limited
Energis plc (35)	-	123,582,445	7.1	(11,548)	-
Subsidiary of National Grid Jersey Holdings Five Limited
National Grid Three Limited	Ordinary £1	505		(1,290,953)	-
	Non-equity securities			2,280,583	2,280,583
Subsidiary of National Grid Three Limited
NGG Telecoms Limited	Ordinary £1	216,810,197		875,213	875,224
	Non-equity securities			520,472	520,472
Associate of NGG Telecoms Limited
Energis plc (35)		442,500,000	25.4	(41,312)	-
-NGC IT Limited (*)	Ordinary £1	2
Subsidiary of National Grid (Ireland) 1 Limited
National Grid (Ireland) 2 Limited	Ordinary US$50	745,807		3,874,854	2,960,260
				7,088	7,088
National Grid Nine Limited (36)	Ordinary £1	2,626	26	1,717,257	1,363,960
Subsidiary of National Grid (Ireland) 2 Limited
National Grid Nine Limited (36)	Ordinary £1	7,474	74	4,887,577	3,882,039
Subsidiary of National Grid Five Limited
National Grid Six Limited	Ordinary £1	1		(84,080)	-
	Non-equity securities			147,927	32,230
NATGRID Finance Holdings Limited	Ordinary £1	3,500,100		1,358,549	1,343,000
	Non-equity securities			2,362,529	2,362,529
National Grid International Limited	Ordinary £1	83,600,100		(792,184)	-
				1,682,871	1,682,871
NGC Two Limited	Ordinary £1	160,000,000		232,201	266,021
Subsidiary of NatGrid Finance Holdings Limited
NATGRID Finance Limited	Ordinary £1	100		2,445,382	2,328,271
Subsidiary of NatGrid Finance Limited
NG Jersey Limited	Ordinary £0.01	140,000		2,262,299	2,212,000
NG Investments Limited	Ordinary £0.01	68,197		109,009	107,748
Subsidiary of NG Investments Ltd
NatGrid Investments Ltd (37)	Ordinary £1	1,000		7,273	158
	A Shares £1	100		178	-
	B Shares £1	300		7,274	-
Subsidiary of NGC Two Limited
The National Grid Investments Company	Ordinary £1	10,000,000		91,474	15,800
	A Ordinary £1			213,605	212,943
				32,375	32,375
Subsidiary of National Grid International Limited
NG Procurement Holdings Limited	Ordinary £1	506,002		(3,040)	-
National Grid (IOM) UK Limited	Ordinary £1	2,000		28,254	7,110
National Grid Overseas Limited (38)	Ordinary £1	200		220,987	57,964
	Non-equity securities			431,902	431,902
	B Ordinary £1			384,490	424,985
National Grid Seven Limited	Ordinary £1	100		87,711	70,689
				77,681	77,681
Network Mapping Limited	Ordinary £1	300,000		-	-
National Grid Indus BV	Ord NLG 1000	87,352		62,105	56,880
NGC Indus Limited (*)	Ordinary £1	33,113,000		-	-
NGC Zambia Limited	Ordinary £1	15,754,000		46,000	28,756
NG Australia GP Pty Ltd	Ordinary AS$1	597,636		359	349
NG Australia LLP (39)	Partnership	n/a	99	31,707	34,596
Original Basslink Pty Limited (*)		1
The Electricity Transmission Company Limited	Ordinary £1	34,110,429		-	-
Britned Development Limited (40)		1	50	-	-
National Grid Zambia Limited (41)	Ordinary US $1	46,000,001

Subsidiary of NG Procurement Holdings Limited
National Grid Procurement BV	Ordinary Euro450	40		220	-
	Non-equity securities			3,040	3,040
Subsidiary of National Grid Overseas Limited
National Grid Overseas Two Limited	Ordinary £1	100		(335,904)	-
				1,489,540	1,489,540
Subsidiary of NG Australia LLP
National Grid Australia Pty Limited	Ordinary AS$1	59,763,603		136,660	136,660
Subsidiary of National Grid Australia PTY Limited
Basslink Pty Limited	Ordinary AS$1	43,600,000		26,160	26,160
	Non-equity			110,500	110,500
Subsidiary of National Grid Seven Limited
National Grid Holdings BV	Ordinary Euro450	62		202,510	153,606
	Non-equity securities			12,443	12,455
Subsidiary of National Grid Holdings BV
National Grid Poland BV	Ordinary Euro450	40		(43,868)	-
	Non-equity securities	1		43,870	43,870
National Grid Central Europe BV	Ordinary Euro450	40		-	-
National Grid Brazil BV	Ordinary Euro450	40		(491,211)	-
	Non-equity			486,254	486,339
National Grid Manquehue BV	Ordinary Euro450	40		(89,416)	-
				88,779	88,777
National Grid Finance BV	Ordinary Euro450	120		(7,982)	-
	Non-equity securities			7,967	8,000
National Grid Zambia BV	Ordinary Euro450	50,000		49,751	-
National Grid India BV	Ordinary Euro450	40		(41)	21
NGC do Brasil Participacoes Ltda	-			197	376
National Grid Brazil Transmission BV	Ordinary Euro450	400		12,407	13,383
National Grid Brazil Finance	Ordinary £1	214		118,356	113,021
National Grid Fourteen Limited	Ordinary £1	2		-	-
Subsidiary of National Grid Poland BV
Energis Polska Sp z.o.o		318,266	18.5	(16,117)	-
Subsidiary of National Grid Central Europe BV
Central Europe Telecoms Holdings BV	Ordinary Euro450	40		-	8
Subsidiary of National Grid Brazil BV
JVCO Participacoes Ltda		900,000,000	50	-	-
Subsidiary of JVCO Participacoes Ltda
Holdco Participacoes Ltda		3,000,000,000		**	**
Subsidiary of Holdco Participacoes Ltda
Intelig Telecomunicacoes Ltda		3,000,000,000		**	**
Subsidiary of National Grid Fourteen Limited
National Grid Chile BV	Ordinary Euro450	40		(72,396)	-
	Non-equity			72,385	72,348
Subsidiary of National Grid Chile BV
Inversiones ABC Limitada (42)		61,500,500	50	5,669	-
Subsidiary of National Grid Finance BV
Compania Inversora En Transmicion Electrica CITELEC S.A.		105,974,400	42.5	46,259	-
Subsidiary of Compania Inversora En Transmicion Electrica CITELEC S.A
Transener S.A (43)		234,129,232		**	**
Subsidiary of Transener S.A
Transba S.A (44)		198,160,309		**	**
Subsidiary of National Grid Zambia BV
Copperbelt Energy Corporation plc		3,850,000	38.5	23,203	26,626
Subsidiary of Lattice Group plc
Lattice Group Holdings Limited (†)	Ordinary £1	231,321,001		(28,121)	365,487
	Non-equity securities			1,496,000	1,496,000
National Grid Properties Limited	Ordinary £1	34,806,296		55,139	54,993
	Non-equity securities			58,457	58,457
Transco Holdings plc (†)	Ordinary £1	147,000,002		5,485,760	557,448
	Non-equity securities			4,236,000	4,236,000
Subsidiary of Lattice Group Holdings Limited
Advantica Technologies Limited (†)	Ordinary £1	30,101,700		26,459	47,561
Lattice Group International Holdings Ltd (†)	Ordinary £1	26,401,700		41,219	41,715
Secondsite Property Portfolio Limited (†)	Ordinary £1	31,000,200		48,980	48,980
Telecom International Holdings Limited (†)	Ordinary £1	8,300,100		254,952	230,620
Lattice Telecommunications Asset Development Company Limited (†)	Ordinary £1	88,900,001		189,232	140,462
Eastlands (Benefits Administration) Limited (†)	Ordinary £1	2		-	-
Beegas Nominees Limited (†)	Ordinary £1	100		-	-
Stargas Nominees Limited (†)	Ordinary £1	100		-	-
Lattice Energy Services Limited (†)	Ordinary £1	2		(16,846)	-
NGT Insurance Company (Isle of Man) Limited (†) (incorporated in the Isle of Man)	Ordinary £1	2,514,000		211,930	149,247
NGT Insurance Company (Ireland) Limited (†) (incorporated in the Republic of Ireland) (*)	Ordinary £1	435,000		15,800	15,800
Lattice Telecom Finance (No 1) Limited (†) (incorporated in the Isle of Man)	Ordinary £1	10,000		536	15,800
Lattice Group Trustees Limited (†)	Ordinary £1	2		-	-
Fulcrum Connections Limited (†)	Ordinary £1	10,000,000		(2,779)	15,800
Lattice Group Employee Benefit Trust Limited (†)	Ordinary £1	2		-	-
Lattice Intellectual Property Limited (†)	Ordinary £1	2		-	-
Utility Metering Services Limited (†) (45)	Ordinary £1	1,000		(9,134)	1
Subsidiary of National Grid Properties Limited
NG Property Developments Limited	Ordinary £1	300,000		521	506
Subsidiary of Advantica Technologies Limited
Advantica Corporate Ventures Limited (†)	Ordinary £1	2		(16,664)	-
Risx Limited (†) (incorporated in Scotland)	Ordinary £1	10		474	474
Stoner Associates Europe Limited (†)	Ordinary £1	2		607	1,108
Subsidiary of Advantica Corporate Ventures Limited
Cogsys Limited (†)	Ordinary “A” £1 Ordinary “B” £1	695,618 1	87.7	(1,097)	610
Subsidiary of Risx Limited
Risx Environmental Management Ltd (*)(†) (incorporated in Scotland)	Ordinary £1	2		5	5
Subsidiary of Lattice Group International Holdings Limited
Lattice Group US Holdings Inc (†)	Ordinary US$0.01	100		24,238	23,878
Viavera gmbh (†) (incorporated in Germany)	Ordinary €1	40,000	40	2,008	2,008
Subsidiary of Lattice Group US Holdings Inc
Stoner Associates Inc (†) (incorporated in the USA)	Common stock of US$0.01	1000		6,827	11,077
Advantica Technologies Inc (†) (incorporated in the USA)	Common stock of US$1	10,001		5,726	12,801
Subsidiary of Stoner Associates Inc
Stoner Associates Australasia Pty Limited (†) (incorporated in Australia)				-	-
Subsidiary of Secondsite Property Portfolio Limited
Port Greenwich Limited (†)	Ordinary £1	100		(28,585)	-
Secondsite Land Investments Limited (†)	Ordinary £1	101		68,978	-
Secondsite Property Holdings Limited (†)	Ordinary £1	31,000,002		383,908	48,980
Secondsite Property Nominees (No 1) Limited (†)	Ordinary £1	2		-	-
Secondsite Property Nominees (No 2) Limited (†)	Ordinary £1	2		-	-
Secondsite Regeneration Limited (*)(†)	Ordinary £1	100		-	-
Subsidiary of Secondsite Land Investments Limited
Assethall Limited (*)(†)	Ordinary £1	25,000		(20,000)	-
Mainstream Forty Seven Limited (*)(†)	Ordinary £1	1,001		(1,972)	2
Subsidiary of Telecom International Holdings Limited
Gridcom (UK) Limited (†)	Ordinary £1	260,,000,200		12,174	50,283
186k Limited (†)	Ordinary £1	149,700,002		(421,422)	-
Urband Limited (†)	Ordinary “A” shares £1	4,750,000	50	-	-
Subsidiary of Gridcom (UK) Limited
Gridcom Limited	Ordinary £1	4,000,000		(15,523)	13,114
RT Masts Limited (†)	Ordinary £1	160,625		10,706	6,005
SST Telecom Limited (*)(†)	Ordinary £1	2		-	-
SST GMbH (†) (incorporated in Germany)				40	-
SST Communications SAS (†) (incorporated in France)				5	-
STC International Holdings Limited (*)(†)	Ordinary £1	1,000,000		(28,747)	1,580
Ample Design Limited (*)(†)	Ordinary “A” £1 Ordinary “B” £1	10,000 22,727		634	-
Telink Limited (*)(†)	Ordinary £1	2		20	-
Subsidiary of RT Masts Limited
Skymasts Limited (*)(†)	Ordinary £1	2		-	-
RT Masts (Property) Limited (*)(†)	Ordinary £1	15,003		-	-
Subsidiary of SST Communications SAS
Sofrer SA (†) (incorporated in France)				-	-
Subsidiary of STC International Holdings Limited
Aerial Group Limited (*)(†)	Ordinary “A” £0.01 Ordinary “B” £0.01 Ordinary “C” £0.01 “A” cumulative pref. Shares “B” cumulative pref. Shares “C” cumulative pref. Shares	273,125 182,084 98,150 9.967,400 1,100,000 7,722,821		(3,476)	-
Subsidiary of Aerial Group Limited
AGL Systems International Limited (*)(†)	Ordinary £1	2		(708)	-
Aerial UK Limited (*)(†)	Ordinary £1	100,000		4,160	-
Jackson & Luttman Limited (*)(†)	Ordinary £1	2		-	-
Subsidiary of Aerial UK Limited
Gridcom Aerial Sites plc (†)	Ordinary £1	100,000		6,841	7,593
Subsidiary of Lattice Intellectual Property Limited
99.999 Limited (*)(†)	Ordinary £1	2
Arterion Limited (*)(†)	Ordinary £1	2
Advantica QA Limited (*)(†)	Ordinary £1	2
Arterion (Employers) Limited (*)(†)	Ordinary £1	1
Advantica Stoner Limited (*)(†)	Ordinary £1	1
Arterion Technologies Limited (*)(†)	Ordinary £1	2
Advantica Limited (*)(†)	Ordinary £1	2
Contiguous Limited (*)(†)	Ordinary £1	1
Eastlands Limited (*)(†)	Ordinary £1	1
Fastnet Caloosahatchee Communications Limited (*)(†) (incorporated in the British Virgin Islands)	Ordinary US$ 1	1
First Connect Limited (*)(†)	Ordinary £1	1
First Connect Utilities Limited (*)(†)	Ordinary £1	2
Fpltelecom Limited (*)(†)	Ordinary £1	2
Gridmet Limited (*)(†)	Ordinary £1	2
Gas Research & Technology Centre Limited (*)(†)	Ordinary £1	2
GRTC Limited (*)(†)	Ordinary £1	2
Lattice Lng Limited (*)(†)	Ordinary £1	2
ITG Limited (*)(†)	Ordinary £1	2
Infrastructure Technology Group Limited (*) (†)	Ordinary £1	2
Lattice Limited (*)	Ordinary £1	2
Secondsite Land Developments Ltd (*)(†)	Ordinary £1	2
Lattice Group (Employers) Limited (*)(†)	Ordinary £1	2
Lattice Group Holdings (Employers) Limited (*)(†)	Ordinary £1	2
Lattice Energy Services (Employers) Limited (*)(†)	Ordinary £1	2
Lattice Property (Employers) Limited (*)(†)	Ordinary £1	1
Transco Holdings (Employers) Ltd (*)(†)	Ordinary £1	2
Advantica Technologies (Employers) Limited (*)(†)	Ordinary £1	2
Loughborough Park Management Ltd (*)(†)	Ordinary £1	2
NGT Metering Limited (*)(†)	Ordinary £1	1
NGT Onstream Limited (*)(†)	Ordinary £1	2
On Stream Asset Management Services Limited (*)(†)	Ordinary £1	1
On Stream Services Limited (*)(†)	Ordinary £1	1
On Stream Solutions Limited (*)(†)	Ordinary £1	1
On Stream.Com Limited (*)(†)	Ordinary £1	1
On Stream Data Management Limited (*)(†)	Ordinary £1	1
On Stream Data Provision Limited (*)(†)	Ordinary £1	1
On Stream Metering Limited (*)(†)	Ordinary £1	1
On Stream Meter Operations Limited (*)(†)	Ordinary £1	1
On Stream Meter Reading Services Ltd (*)(†)	Ordinary £1	1
On Stream Utilities Limited (*)(†)	Ordinary £1	1
On Stream Worldwide Limited (*)(†)	Ordinary £1	1
Secondsite Estates Limited (*)(†)	Ordinary £1	2
Secondsite Holdings Limited (*)(†)	Ordinary £1	2
Lattice Land Investments Limited (*)(†)	Ordinary £1	2
Secondsite Property Limited (*)(†)	Ordinary £1	2
Lattice Property Holdings Limited (*)(†)	Ordinary £1	2
Lattice Property Portfolio Limited (*)(†)	Ordinary £1	2
Secondsite Portfolio Solutions Limited (*)(†)	Ordinary £1	2
Lattice Land Developments Limited (*)(†)	Ordinary £1	1
Transco Asset Management Limited (*)(†)	Ordinary £1	2
Transco Asset Management (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Asset Management (Wales) Limited (*)(†)	Ordinary £1	2
Transco Asset Maintenance Limited (*)(†)	Ordinary £1	2
Transco Asset Maintenance (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Asset Maintenance (Wales) Limited (*)(†)	Ordinary £1	2
Transco Connections (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Connections (Wales) Limited (*)(†)	Ordinary £1	2
Transco Emergency Services Limited (*)(†)	Ordinary £1	2
Transco Emergency Services (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Emergency Services (Wales) Limited (*)(†)	Ordinary £1	2
Transco Lng Storage Limited (*)(†)	Ordinary £1	2
Transco Metering Services (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Pipelines Limited (*)(†)	Ordinary £1	2
Transco Pipeline Constructors Limited (*)(†)	Ordinary £1	2
Transco Pipeline Constructors (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Pipeline Constructors (Wales) Limited (*)(†)	Ordinary £1	2
Transco Pipelines (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Pipelines (Wales) Limited (*)(†)	Ordinary £1	2
Transco Connections Limited (*)(†)	Ordinary £1	2
Transco Transportation Company Limited (*)(†)	Ordinary £1	2
Vesas Limited (*)(†)	Ordinary £1	1

Subsidiary of Transco Holdings plc
British Transco Finance (No 5) Limited (†)	Ordinary £1	2		-	-
Transco plc (†)	Ordinary £0.0133	3,944,133,593		2,610,160	11,247,738
	Non-equity securities			3,500,003	3,493,640
Subsidiary of Transco plc
British Transco International Finance BV (†) (incorporated in the Netherlands)	Ordinary €1,000	505		4,939	16,960
Joint Radio Company Limited (†)	Ordinary “A” £1	1	50	-	-
Lattice Opsco Limited (*)(†)	Ordinary £1	2		-	-
C4Gas SA(†) (incorporated in Belgium)	Ordinary ”B” €210	475	47.5	-	-
British Transco Capital Inc (†) (incorporated in the USA)	Ordinary US$1	20,000		1,084	5,277
British Transco Finance Inc (†) (incorporated in the USA)	Ordinary US$1	20,000		493	1,706
British Transco Finance (No 3) Limited (†)	Ordinary £1	2		901	-
Transco Metering Services Ltd (†)	Ordinary £1	1,373,399		17,908	2,169
British Transco Finance (No 1) Limited (†) (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-
Subsidiary of British Transco Finance (No 1) Ltd
British Transco Finance (No 2) Limited (†) (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-

Part A Notes

(*)	Dormant

(**)	Entity is not controlled by National Grid and this information is either not known to National Grid Transco or reasonably available to National Grid Transco.

(†)
Entity became part of the Group on the merger of Lattice Group plc and National Grid Group plc on 21 October 2002 and unless otherwise stated is incorporated under the laws of England and Wales. Lattice Group plc and its operating subsidiaries are involved in gas and telecoms infrastructure networks and associated services.

(1)	The name of the ultimate parent undertaking was changed from National Grid Group to National Grid Transco plc on the merger of National Grid Group and Lattice Group, effective 21 October 2002.

(2)
NGG Finance plc. 50,000,000 US$1 Redeemable Preference A shares are held by National Grid Eight Limited and 18,500,000 US$1 Redeemable Preference A shares are held by National Grid Eleven Limited. In addition, on 18 March 2003, 150,000,000 US$1 Redeemable Preference B shares were issued to National Grid Eight Limited and 62,500,000 US$1 Redeemable Preference B shares were issued to National Grid Eleven Limited.

(3)	National Grid Holdings One plc has issued one £1 B share to National Grid Transco plc.

(4)	In addition to its 100% ordinary shareholding, National Grid Twelve limited holds one US$1 non-voting reorganisation share.

(5)	National Grid General Partnership is a partnership of which 99% is held by National Grid (US) Partner 1 Limited and 1% is held by National Grid (US) Partner 2 Limited.

(6)	National Grid General Partnership owns a 100% membership interest in National Grid US LLC.

(7)	National Grid Holdings Inc. owns a 100% membership interest in NGG (Delaware) LLC.

(8)	1000 A shares in National Grid Holdings Limited are held by National Grid One Limited.

(9)	National Grid Netherlands One BV was incorporated in the Netherlands, as a group subsidiary and intermediate holding company, on 31 July 2002.

(10)	National Grid Netherlands Two BV was incorporated in the Netherlands, as a group subsidiary and intermediate holding company, on 31 July 2002.

(11)	National Grid Netherlands Three BV was incorporated in the Netherlands, as a group subsidiary and intermediate holding company, on 31 July 2002.

(12)	National Grid Ireland Three, an unlimited company, was incorporated in Ireland on 26 July 2002, and provides financial management services to group companies.

(13)	National Grid Eighteen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 22 July 2002.

(14)
Toren CV is a partnership, established in the Netherlands on 1 August 2002 by National Grid Netherlands One BV (98% interest), National Grid Netherlands Two BV (1% interest) and National Grid Netherlands Three BV (1% interest).

(15)	National Grid Seventeen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 23 July 2002.

(16)	National Grid Fifteen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 23 July 2002.

(17)	NG Malta One Limited, was incorporated in Malta on 1 August 2002, and provides financial management services to group companies.

(18)	NGG Finance a Islandi ehf was incorporated in Iceland on 5 August 2002, to provide financial management services to group companies.

(19)
NGG Holdings a Islandi ehf was incorporated in Iceland on 5 August 2002, to provide financial management services to group companies. The issued share capital comprises 1'A' Ordinary share held by National Grid Eighteen Limited.

(20)	National Grid Sixteen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 23 July 2002.

(21)
NG Malta Two Limited, was incorporated in Malta on 27 August 2002, and provides financial management services to group companies. NG Malta One Limited holds all the ordinary shares. National Grid Sixteen Limited holds all its 500 'B' preference shares.

(22)	National Grid Holdings Limited holds all the A shares in ENMO Limited, which give 75% of voting power. The remaining 25% of voting power is held by the B shareholder which is not a group company.

(23)	National Grid Nominees Limited changed name to NGT Nominees Limited on 14th May 2003.

(24)	700 million Preferred ordinary shares in National Grid Four Limited, held by National Grid Holdings Limited.

(25)	The 1,000 'A' ordinary shares in National Grid Gold Limited are held by NG Jersey Limited.

(26)
National Grid Insurance Limited changed its name to NGT Insurance Company (Guernsey) Limited on 15 November 2002. 1 Class 'A' £1 share and 100,000 £50 redeemable preference shares are held outside the group.

(27)	1,000 A shares in NGG Telecoms Holdings Ltd held by NatGrid Investments Limited. 1,000 B shares held by National Grid Two Limited.

(28)	740,065 $50 preference shares in National Grid (Ireland) 1 Limited held by National Grid Holdings Limited

(29)	Name changed from 'The National Grid Company plc', on 21 October 2002.

(30)	National Grid Nineteen Limited is a company organized under the laws of England and Wales, incorporated on 27 September 2002 as a group subsidiary and holding company, currently inactive.

(31)	National Grid Twenty Limited is a company organized under the laws of England and Wales, incorporated on 27 September 2002 as a group subsidiary and investment company, currently inactive.

(32)	National Grid Twenty One Limited is a company organized under the laws of England and Wales, incorporated on 27 September 2002 as a group subsidiary and holding company, currently inactive.

(33)	National Grid Company plc is the registered shareholder of Elexon Limited. However National Grid does not exercise control over this company.

(34)	Five companies organized under the laws of England and Wales, were incorporated as dormant group subsidiaries for name protection purposes.

(35)
National Grid Four Limited holds 123,582,445 shares in Energis plc (7.1%) and NGG Telecoms Limited holds 442,500,000 shares in Energis plc (25.4%). Energis plc, is not controlled by National Grid Transco and is in administration.

(36)	National Grid Nine Limited. Ownership is split between National Grid (Ireland) 1 Limited (26%) and National Grid (Ireland) 1 Limited (74%).

(37)	100 A shares in Natgrid Investments Ltd and 100 B shares are held by National Grid Holdings Limited. 200 B shares are held by NGT Insurance Company (Guernsey) Limited.

(38)	The National Grid Investments Company holds 168,368,400 redeemable A preference shares, and National Grid International Limited holds 30,000,000 'B' ordinary shares, in National Grid Overseas Limited.

(39)	NG Australia LLP is a limited liability partnership in which National Grid International Grid Limited holds a 99% interest and NG Australia GP Pty Limited holds a 1% interest.

(40)	Britned Development Limited is a company organized under the laws of England and Wales and is a joint venture company.

(41)
National Grid Zambia Limited is a company organized under the laws of England and Wales. National Grid Zambia Limited was incorporated on 20 December 2002 as a group subsidiary and holding company, currently inactive.

(42)	Name changed from Silica Networks S.A to Inversiones ABC Limitada on 1 October 2002.

(43)	Transener S.A. is 65% owned by Citilec S.A, whose interest in Transener is split: 183,701,397 A shares and 50,427,835 B shares

(44)	Transba S.A. is 90% owned by Transener S.A, whose interest in Transba is split: 112,290,842 A shares and 85,896,467 B shares.

(45)	Utility Metering Services. 200 ordinary shares (20%) held by Lattice Telecom Finance (No1) Limited.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2003

Part B. National Grid USA and its Subsidiaries

Name of Company (and abbreviation used herein)	Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Value Per Books of Issuer and Carrying Value to Owner (000’s)

National Grid USA
Granite State Electric Company (Granite)	60,400		$49,240
Massachusetts Electric Company (Mass Electric)	2,398,111		1,585,632
Nantucket Electric Company (Nantucket)	1		23,679
The Narragansett Electric Company (Narragansett)	1,132,487		879,985
NEES Energy, Inc. (NEES Energy)	1,000		(6,506)
Unsecured Debt	-		4,891
Wayfinder Group, Inc. (Wayfinder)	1,000		(4,466)
Unsecured Debt	-		7,241
New England Hydro-Transmission Electric Company, Inc. (NEHTEC) (2)	1,172,586	53.97	16,769
New England Hydro-Transmission Corporation (NEHTC) (2)	5,333	53.97	9,926
New England Electric Transmission Corporation (NEET)	10		527
New England Energy Incorporated (NEEI)*	2,500		0
Unsecured debt	-		0
National Grid USA Service Company, Inc.	3		8,153
New England Power Company (NEP)	3,619,896	99.64	1,018,296
NEES Communications, Inc. (NEESCom)	10,000		108,847
Unsecured debt			102,210
Metrowest Realty LLC (Metrowest)			4,954
Unsecured debt			4,772
EUA Energy Investment Corporation	100		19,836
National Grid Transmission Services Corp.	1,000		(213)
Unsecured debt			225
Niagara Mohawk Holdings, Inc. (3)	160,239,818		2,899,303
National Grid Communications, Inc.			(572)
Unsecured debt			625
Grid America Holdings	1,000		100
Grid America LLC (3A)			100

			$6,733,554
			==========
Niagara Mohawk Holdings, Inc.
Niagara Mohawk Power Corporation	187,364,863		2,894,527
NM Uranium, Inc.*		2,000	(57)
NM Receivables Corp. II	2,000		41
NM Receivables LLC (4)	-	99.99	221,261
NM Properties, Inc.	3,075		16,546
Arbuckle Acres, Inc.	10		0
Salmon Shores, Inc.	100		0
Salmon Shores Partnership* (5)		50.00	0
Riverview, Inc.	314		449
Riverview Galusha LLC (6)		50.00	213
Landwest, Inc.	303		771
Hudson Pointe, Inc.*	100		0
Upper Hudson Development Inc.	943		1,174
OPropCo., Inc.	1,286		5,858
Moreau Park, Inc.	215		729
Land Management & Development, Inc.	971		7,833
Minoa Farms Development Company LLC (7)		50.00	288
Salmon Hills Cross Country Ski Resort LLC (8)		15.00	0
Salmon Shores Partnership* (5)		50.00	0
Second Street Associates, LLC (9)		50.00	106
UMICO Holdings, Inc.	68,579	34.29	1,128

Opinac North America, Inc.	1,000		13,652
Telergy, Inc. (10)	1,483,340	18.00	-
eVionyx, Inc. (11)	18,000,000	16.00
Niagara Mohawk Energy, Inc.	347		-
Telergy Central LLC (12)		25.00
Direct Global Power	32,533	26.00	-
Opinac Energy Corporation (13)	12,800,001		0

NEESCom
Goddard GigaPoP LLC (14)
NEES Telecommunications Corp*
New England Hydro Finance Company (NEHFC) (15)	537	57.47	5
NEES Energy, Inc.
AEMC, L.L.C.

NEP
Connecticut Yankee Atomic Power Company	68,250	19.50	11,201
Maine Yankee Atomic Power Company	101,952	24.00	12,998
Vermont Yankee Nuclear Power Corporation	88,203	23.90	12,269
Yankee Atomic Electric Company	2,646	34.50	280
New England Hydro-Transmission Electric Company Inc. (NEHTEC) (2)	76,304	3.50	1,087
New England Hydro-Transmission Corporation (NEHTC) (2)	346	3.50	644

EUA Energy Investment Corporation
Eastern Unicord Corp.*
Separation Technology Inc. (16)			0
EUA Bioten Inc.	100		0

New England Wholesale Electric Company* (17)
Wayfinder
Nexus Energy Software, Inc. (18)		9.90	2,150
NEWHC, Inc. *	1,000

Part B Notes

*	Entities designated with an asterisk (*) are inactive.

(1)
System companies lend to or borrow from other system companies through the National Grid USA Money Pool. A schedule showing investments in the Money Pool during the year ended March 31, 2003 is filed as part of National Grid Transco’s Certificate of Notification (Rule 24) filed June 27, 2003 (file nos. 70-8901 and 70-9089).

(2)	New England Power Company’s shares obtained through merger with EUA’s Montaup Electric Company on May 1, 2000 listed separately.

(3)
Niagara Mohawk Holdings, Inc. (Holdings) and its subsidiaries became National Grid USA subsidiaries with the merger of Holdings and National Grid USA on January 31, 2002. A description of Holdings and its subsidiaries was contained in the Form U-1 filing for the merger. (See File No. 70-9849, dated January 1, 2002.)

(3A)	GridAmerica LLC is a Delaware limited liability company formed on August 27, 2002.

(4)
NM Receivables LLC, a New York limited liability company, is a single-purpose, financing subsidiary that purchases and resells Niagara Mohawk’s customer receivables, including accrued unbilled revenues. NM Receivables LLC is over 99.99% owned by Niagara Mohawk and is also owned by NM Receivables Corp. II.

(5)	Salmon Shores Partnership is a partnership jointly owned by NM Properties, Inc. (50%) and Land Management & Development, Inc. (50%). Its assets were sold during the fiscal year ended March 31, 2003.

(6)	Riverview Galusha LLC is a New York limited liability company.

(7)	Minoa Farms Development Company, LLC is a New York limited liability company.

(8)	Salmon Hills Cross Country Ski Resort LLC is a New York limited liability company.

(9)	Second Street Associates, LLC is a New York limited liability company.

(10)	Telergy, Inc., an exempt telecommunications company under Section 34 of the Act, has filed for bankruptcy and is in liquidation.

(11)
eVionyx, Inc., an exempt telecommunications company under Section 34 of the Act, is a research and development company that has developed and intends to commercialize new fuel cell and battery technology.

(12)	Telergy Central LLC, an exempt telecommunications company under Section 34 of the Act, has filed for bankruptcy and is in liquidation.

(13)	Opinac Energy Corporation sold its 50% interest in Canadian Niagara Power Company Limited to Fortis Inc. on July 10, 2002.

(14)
During the fiscal year ended March 31, 2003, NEESCom sold its 50% interest in Goddard GigaPoP LLC, a Delaware limited liability company. The purpose of Goddard GigaPoP LLC was to develop, operate and maintain an Internet 2 GigaPoP facility and market and sell access thereto.

(15)	NEHFC has two shareholders, NEHTEC and NEHTC, which each has a 50% interest. The tabulation shown above reflects National Grid USA’s and New England Power Company’s indirect ownership in NEHFC.

(16)
EUA Energy Investment Corporation owns 1,052,630 common shares of Separation Technology, Inc., of which 455,000 are voting shares representing a 9% ownership interest. NGUSA owns 6% convertible stock representing a 5% ownership interest. Separation Technology’s purpose is to produce concrete from fly-ash waste from coal-fired generating units.

(17)	Incorporated in 1972; never capitalized.

(18)
Wayfinder has a 43% ownership interest (but only a 9.9% voting interest) in Nexus Energy Software, Inc., resulting from 1,000,000 shares of Series A Preferred Stock and 300,000 shares of Series B Preferred Stock.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

Sale of Vermont Yankee Nuclear Generating Station
On July 30, 2002, Vermont Yankee Nuclear Power Corporation (“Vermont Yankee”) closed the sale of the Vermont Yankee Nuclear Generating Station to Entergy Nuclear Vermont Yankee, LLC (“ENVY”) for $180 million. Based on its 23.9 percent ownership interest in Vermont Yankee, New England Power Company’s portion of the sale price was approximately $43 million ($35 million for the plant and related assets and $8 million for nuclear fuel). Following regulatory approval by the SEC, Vermont Yankee will distribute the net proceeds from the sale of the plant, after redemption of bonds and payment of taxes, to NEP and the other owners. As part of the transaction, ENVY assumed the decommissioning liability for the plant, and the Vermont Yankee owners will purchase power from the plant through 2012. The majority of the net proceeds from the sale will be credited to NEP’s customers through contract termination charges.
Sale of Seabrook Nuclear Generating Station

On November 1, 2002, New England Power Company closed the sale of its interest in Seabrook to FPL Energy Seabrook LLC (“FPL”). As part of the transaction FPL assumed the decommissioning liability for the plant. Net of closing adjustments, the final transaction value was $798 million. NEP’s share of the proceeds is approximately $84.3 million following its $5.0 million top-off payment to the decommissioning trust fund. Ninety-eight percent of the proceeds from the sale in excess of related expenses and NEP’s investment will be credited to NEP’s customers through contract termination charges.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

		Number of Shares or Principal Amount
Name of Issuer	Name of Company Acquiring, Redeeming or Retiring Securities (Issuer unless otherwise noted)	Acquired	Redeemed or Retired (A)	Consideration	Commission Authorization (Release No. or Other)
LATTICE GROUP PLC	National Grid Transco plc	3,528,549,468 ordinary shares		1,323,206,050 ordinary shares of National Grid Transco plc Market value at date of merger announcement £6,523,405,827 ($10,306,981,206)	HCAR No. 27577 (October 16, 2002)

NEHFC
Unsecured Notes			$10,440,000	$10,440,000	25304 & (B)

NEES ENERGY
Sub. Promissory Note	NG USA	$650,000		$650,000	26520 & 26633
Sub. Promissory Note			$1,575,000	$1,575,000	26520 & 26633

NEET
Common Stock			14 shares	$398,141	24162
Secured Note			$2,712,000	$2,712,000	24162

NARRAGANSETT
Bonds			$22,437,000	$22,437,000	(B)

MASSACHUSETTS ELECTRIC
Bonds			$69,762,000	$69,762,000	(B)
Preferred Stock			450 shares	$45,000	(B)

WAYFINDER
Sub. Promissory Note	NG USA	$1,590,000		$1,590,000	(C)
Sub. Promissory Note			$3,000,000	$3,000,000	(C)

NEES COMMUNICA-TIONS, INC.
Sub. Promissory Note	NG USA	$12,450,000		$12,450,000	(D)
Sub. Promissory Note			$15,750,000	$15,750,000	(D)

NANTUCKET
Bonds			$1,503,000	$1,503,000	(B)

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Cont.)

		Number of Shares or Principal Amount
Name of Issuer	Name of Company Acquiring, Redeeming or Retiring Securities (Issuer unless otherwise noted)	Acquired	Redeemed or Retired (A)	Consideration	Commission Authorization (Release No. or Other)
METROWEST
Sub. Promissory Note	NG USA	$200,000		$200,000	(E)
Sub. Promissory Note			$1,255,000	$1,255,000	(E)

TRANSMISSION SERVICES
Sub. Promissory Note	NG USA	$225,000		$225,000	(F)
			$175,000	$175,000	(F)

NIAGARA MOHAWK POWER CORP.
Bonds			$125,648,000	$125,648,000	(B)
Preferred Stock			$2,131,000	$2,131,000	(B)

GRID COMMUNICATIONS, INC.
Sub. Promissory Note	NG USA	$775,000		$775,000	(D)
			$150,000	$150,000	(D)

(A) Securities were extinguished.
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D) An Exempt Telecommunications Company pursuant to Section 34 of the Act.
(E) SEC Release No. 24847 and Rule 45(b)(3).
(F) Rule 58

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

Name of Owner	Name of Issuer	Security Owned	Number of Shares or Principal Amount Owned	Percent Voting Power	General Nature of Issuer's Business	Carrying Value to Owner (in thous.)
National Grid USA	UNITIL Corporation	Capital Stock no par value	34,400 shs.	0.7	Public Utility	$303

Four Subsidiaries (A)	Three business development corporations	Stocks				$99

(A) Mass. Electric, Narragansett, NEP, and Niagara Mohawk Power Corp.

ITEM 6. OFFICERS AND DIRECTORS
Part I. Names and Addresses - Table 1 of 4

	NG Transco plc	NG (US) Holdings Limited	NG (US) Investments 4	NG (US) Partner I Ltd.	NG (US) Partner 2 Ltd.	National Grid Holdings, Inc.

Edward M. Astle	D

Andrew B. Chapman		D	D	D	D

John G. Cochrane						D T
25 Research Dr., Westborough, MA

Malcolm C. Cooper		D	D	D	D

David C. Forward		S	S	S	S

John A. M. Grant	D

Kenneth G. Harvey	D

Dr. Bonnie G. Hill	D

Steven Holliday	D

Michael E. Jesanis						D VP
25 Research Dr., Westborough, MA

Paul L. Joskow	D

Stephen Lucas	D	D	D	D	D	P

Helen M. Mahy	S

	NG Transco plc	NG (US) Holdings Limited	NG (US) Investments 4	NG (US) Partner I Ltd.	NG (US) Partner 2 Ltd.	National Grid Holdings, Inc.

Stephen F. Noonan		D	D	D	D

Sir John Parker	ChB D

Stephen Pettit	D

Richard F. Pettifer		D	D	D	D

Lawrence J. Reilly						D VP S
25 Research Dr., Westborough, MA

George W. Rose	D

James H. Ross	D

Richard P. Sergel	D
25 Research Dr., Westborough, MA

Fiona B. Smith						VP

Roger Urwin	D	D	D	D	D

John B. Wybrew	D

All of Principal Business Address: 1-3 Strand, London, WC2N 5EH – except as indicated

ITEM 6. OFFICERS AND DIRECTORS
Part I. Names and Addresses - Table 2 of 4

	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NGG Holdings A Islandi EHF And NGG Finance A Islandi EHF	NG Malta One Ltd And NG Malta Two Ltd

Edward M. Astle	D

John Borg 90 Strait Street, Valetta, Malta								D

Andrew B. Chapman			D			D

John G Cochrane 25 Research Dr., Westborough, MA							D

Malcolm C. Cooper		D	D			D

Michael Delaney 25/28 North Wall Quay Dublin 1 Ireland					D

Jan F Van der Drift Blaak 16, 3011 T A Rotterdam Netherlands				D

Mark A D Flawn		D

David C. Forward		S	S			S
	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NGG Holdings A Islandi EHF And NGG Finance A Islandi EHF	NG Malta One Ltd And NG Malta Two Ltd

John A. M. Grant	D

Kenneth G. Harvey	D

Stephen Harris				D	D			D

Dr. Bonnie G. Hill	D

Steven Holliday	D

Gunnar Jonsson Efstaleiti 5, Reykjavic, Iceland							D

Paul L. Joskow	D

Michael Kelleher 25 Research Dr., Westborough, MA								D

Andrew G H Kluth		D

Stephen Lucas			D

Helen M. Mahy	S

Aengus Murphy 25/28 North Wall Quay Dublin 1 Ireland					D			D
	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NGG Holdings A Islandi EHF And NGG Finance A Islandi EHF	NG Malta One Ltd And NG Malta Two Ltd

George Nicolai Blaak 16, 3011 T A Rotterdam Netherlands				D

Dick Niezing Blaak 16, 3011 T A Rotterdam Netherlands				D

Stephen F Noonan			D			D

Sir John Parker	D

Bernhard Peterson Efstaleiti 5, Reykjavic, Iceland							D

Stephen Pettit	D

Richard F. Pettifer		D	D			D	D

Lawrence J. Reilly
25 Research Dr., Westborough, MA				D	D

George W. Rose	D

James H. Ross	D

Richard P. Sergel	D
25 Research Dr., Westborough, MA
	National Grid Transco plc	NGG Finance plc	National Grid Holdings One plc	National Grid Netherlands One BV And National Grid Netherlands Two BV And National Grid Netherlands Three BV	National Grid Ireland Three	National Grid Sixteen Limited And National Grid Seventeen Limited And National Grid Eighteen Limited	NGG Holdings A Islandi EHF And NGG Finance A Islandi EHF	NG Malta One Ltd And NG Malta Two Ltd

Roger Urwin	D		D

Dr Joseph J Vella 90 Strait Street, Valetta, Malta								D

John B. Wybrew	D

All of Principal Business Address: 1-3 Strand, London, WC2N 5EH – except as indicated

ITEM 6. OFFICERS AND DIRECTORS
Part I. Names and Addresses - Table 3 of 4

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Joseph T. Ash, Jr.															VP
1304 Buckley Rd N. Syracuse, NY

Edward M. Astle
1-3 Strand, London, WC2N 5EH

Richard N. Boisvert
Cornell University, Ithaca, NY

James D. Bouford									VP
55 Bearfoot Rd, Northborough, MA

Edward A. Capomacchio		Co	Co	Co			Co	Co	VP Co	Co	Co	Co			Co

John G. Cochrane	Sr-VP, D	D	D	D	D T	D, T, P	D	VP, D	D, VP	D	D	P, D	D, P, T	D, P, T		VP, D	D, T	T

Eric P. Cody						VP			VP

Steve Coomber							D P			D P	D P							VP

Susan M. Crossett															VP
300 Erie Blvd West, Syracuse, NY

William E. Davis	Ch, D															Ch, D
300 Erie Blvd West, Syracuse, NY

Edward J. Dienst		SrVP	SrVP	SrVP
55 Bearfoot Rd, Northborough, MA

William F. Dowd									VP
	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Ralph E. Dudley									VP
55 Bearfoot Rd, Northborough, MA

William F. Edwards	Sr-VP, D														P, D
300 Erie Blvd West, Syracuse, NY

Dennis W. Elsenbeck															VP
525 Washington St., Buffalo, NY

William J. Flaherty															VP
636 Quaker Road, Glens Fall, NY

Peter G. Flynn	VP				VP			D, P

Richard L. Francazio		VP	VP	VP
100 E. Ashland St, Brockton, MA

David Fredericks
2 Fairgrounds Rd., Nantucket, MA

Carlos A. Gavilondo		VP	VP	VP
55 Bearfoot Rd, Northborough, MA

Barry Gee							VP		VP	VP	VP

David Gendall			VP
Medford Street, Malden, MA

Michael J. Hager								VP	VP
55 Bearfoot Rd, Northborough, MA

Paul J. Halas									VP								Sr-VP	Sr-VP

Gregory A. Hale		S	C	S		C		C									S	S
	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Stephen T. Hall			VP
100 E. Ashland St, Brockton, MA

Stephen Harris
1-3 Strand, London, WC2N 5EH

Barbara A. Hassan		Sr-VP	Sr-VP	Sr-VP
55 Bearfoot Rd, Northboro, MA

David C. Hatch
300 Erie Blvd West, Syracuse, NY

Charles F. Henderson									VP

Jeannie D. Herbert									VP

Marilyn Higgins															VP
300 Erie Blvd West, Syracuse, NY

Steven Holliday	D
1-3 Strand, London, WC2N 5EH

Timothy F. Horan				VP
280 Melrose St., Providence, RI

James B. Howe									VP
300 Erie Blvd West, Syracuse, NY

Michael R. Hynes															VP
21 British Amer. Rd, Latham, NY

Michael E. Jesanis	D, E-VP	D	D	D				D, VP	D, VP						D	D, VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Gary R. Jesmain															Sr-VP
300 Erie Blvd West, Syracuse, NY

Philip Johnson																		VP

Jay I. Kalter
300 Erie Blvd West, Syracuse, NY

Paul E. Kazmierczak															VP
5100 East Main St, Batavia, NY

Michael J. Kelleher	T, VP								VP, T							T

Roger Kenyon																		VP

Joseph Krisiak			VP
548 Haydenville Rd, Northampton, MA

Joseph W. Kwasnik									VP
55 Bearfoot Road, Northborough, MA

Cheryl A. LaFleur	D, Sr-VP	P, D	P, D	P, D
55 Bearfoot Road, Northborough, MA

Shannon M. Larson									VP

Peter H. Lebro															VP
300 Erie Blvd West, Syracuse, NY

Scott D. Leuthauser															VP
300 Erie Blvd West, Syracuse, NY

Stephen Lewis	VP						D	VP	VP	D	D				VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Annemarie Loftus			VP
245 South Main St., Hopedale, MA

Ralph E. Loomis									VP
633 Pennsylvania Ave NW, Washington, DC

Steve Lucas	D
1-3 Strand, London, WC2N 5EH

Marc F. Mahoney							VP	VP	VP	VP	VP				VP

Frederick L. Mason III				VP
280 Melrose Street, Providence, RI

Robert H. McLaren		Sr-VP	Sr-VP	Sr-VP
55 Bearfoot Rd., Northboro, MA

James P. Meehan													C	C

Kevin P. Menard				VP
4145 Quaker Lane, N. Kingstown, RI

Rita A. Moran			VP
939 Southbridge St.,Worcester, MA

Charles H. Moser									VP
55 Bearfoot Rd., Northboro, MA

Clement E. Nadeau															Sr-VP, D
300 Erie Blvd West, Syracuse, NY

Joseph P. Newman			VP

Kwong O. Nuey, Jr.									VP						VP, D
	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Celia B. O'Brien

Lydia M. Pastuszek									Sr-VP

Anthony C. Pini															Sr-VP, D
300 Erie Blvd West, Syracuse, NY

Kirk L. Ramsauer					C		S		S C	S	C	C

Patrick J. Reap
300 Erie Blvd West, Syracuse, NY

Arthur H. Rees															VP
21265 NYS Rte. 232, Watertown, NY

Lawrence J. Reilly	D, Sr-VP, S	D	D	D	D	D	D	D, VP	D VP	D	D	D	D	D		D, VP	D

Kapua A. Rice															S	S
300 Erie Blvd West, Syracuse, NY

James S. Robinson							T	T, VP	VP	T	T	T			VP
300 Erie Blvd West, Syracuse, NY

Kenneth L. Robinson
469 Savage Farm Dr., Ithaca, NY

Thomas E. Rogers									VP

Christopher E. Root									Sr-VP
55 Bearfoot Rd., Northboro, MA

Masheed H. Rosenqvist							VP	VP		VP	VP	VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Michael F. Ryan				E-VP
280 Melrose St., Providence, RI

Nancy H. Sala			Sr-VP
55 Bearfoot Rd., Northboro, MA

Michael W. Schlegel
300 Erie Blvd West, Syracuse, NY

Herbert Schrayshuen								VP	VP						VP
300 Erie Blvd West, Syracuse, NY

Terry L. Schwennesen								VP, D
280 Melrose St., Providence, RI

Richard P. Sergel	D, P	D	D	D	Ch, P, D	D	D	D	D	D	D	D	D	D		P, D	D

Judith Sheppard-Dunn															VP
300 Erie Blvd West, Syracuse, NY

Robert D. Sheridan		VP	VP	VP
55 Bearfoot Road, Northborough, MA

William T. Sherry		E-VP	VP
9 Lowell Rd., Salem, NH

Fiona Smith	D
1-3 Strand, London, WC2N, 5EH

Rodney Smith

Susan Stevens	VP

	NGUSA	Granite	Mass Electric	Narra	NEEI	Way- finder	NEET	NEP	NGUSA Service	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	EUA Ener Inv	NMPC	NMH	Grid America Holdings	Grid America LLC

Steven W. Tasker															Sr-VP, T
300 Erie Blvd West, Syracuse, NY

Kenneth Tompkins															VP
Campion Road, Utica, NY

Roger Urwin	D
103 Strand, London, WC2N, 5EH

David J. Walsh															VP
300 Erie Blvd West, Syracuse, NY

William C. Weiss
300 Erie Blvd West, Syracuse, NY

Douglas C. Wiest

Stanley W. Wilczek, Jr.									VP

William F. Willman
300 Erie Blvd West, Syracuse, NY

Nick Winser	Sr-VP																P, D	P

Jennifer K. Zschokke		VP, T	VP, T	VP, T
55 Bearfoot Rd., Northboro, MA

Peter T. Zschokke									VP

ITEM 6. OFFICERS AND DIRECTORS
Part I. Names and Addresses - Table 4 of 4

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Joseph T. Ash, Jr.
1304 Buckley Rd., N. Syracuse, NY

Edward M. Astle				D										Ch, D
1-3 Strand, London, WC2N 5EH

Richard N. Boisvert								D
Cornell University, Ithaca, NY

James D. Bouford
55 Bearfoot Road, Northborough, MA

Edward A. Capomacchio			Co

John G. Cochrane		D	D	D	D, P, T	T	P, D	D	T	D	D	D	D, T	D

Eric P. Cody

Steve Coomber

Susan M. Crossett
300 Erie Boulevard West, Syracuse, NY

William E. Davis												D	D
300 Erie Boulevard West, Syracuse, NY

Edward J. Dienst			Sr-VP
55 Bearfoot Rd, Northboro, MA

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

William F. Dowd

Ralph E. Dudley
55 Bearfoot Road, Northborough, MA

William F. Edwards		D
300 Erie Boulevard West, Syracuse, NY

Dennis W. Elsenbeck
525 Washington St, Buffalo, NY

William J. Flaherty
636 Quaker Road, Glens Fall, NY

Peter G. Flynn

Richard L. Francazio			VP
100 E. Ashland Street, Brockton, MA

David Fredericks			VP
2 Fairgrounds Rd., Nantucket, MA

Carlos A. Gavilondo			VP
55 Beearfoot Road, Northborough, MA

Barry Gee

David Gendall
Medford Street, Malden, MA

Michael J. Hager
55 Bearfoot Road, Northborough, MA

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Paul J. Halas						VP

Gregory A. Hale			S, C	C	C									C

Stephen T. Hall
100 E. Ashland Street, Brockton, MA

Stephen Harris				D										D
1-3 Strand, London, WC2N 5EH

Barbara A. Hassan			Sr-VP
55 Bearfoot Rd, Northboro, MA

David C. Hatch		VP, COO
300 Erie Boulevard West, Syracuse, NY

Charles F. Henderson

Jeannie D. Herbert

Marilyn Higgins
300 Erie Boulevard West, Syracuse, NY

Stephen Holliday
103 Strand, London, WC2N 5EH

Timothy F. Horan
280 Melrose St., Providence, RI

James B. Howe
300 Erie Boulevard West, Syracuse, NY

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Michael R. Hynes
21 British Amer. Rd, Latham, NY

Michael E. Jesanis			D								D	D	D

Gary R. Jesmain
300 Erie Boulevard West, Syracuse, NY

Philip Johnson

Jay I. Kalter		VP
300 Erie Boulevard West, Syracuse, NY

Paul E. Kazmierczak
5100 East Main St., Batavia, NY

Michael J. Kelleher	P	D		T			T	T, P, D				P	P	T

Roger Kenyon

Darlene D. Kerr		D

Joseph Krisiak
548 Haydenville Rd, Northampton, MA

Joseph M. Kwasnik
55 Bearfoot Road, Northborough, MA

Cheryl A. LaFleur			P, D
55 Bearfoot Road, Northboro, MA

Shannon M. Larson									VP

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Peter H. Lebro
300 Erie Boulevard West, Syracuse, NY

Scott D. Leuthauser
300 Erie Boulevard West, Syracuse, NY

Stephen Lewis											P, D

Annemarie Loftus
245 South Main St., Hopedale, MA

Ralph E. Loomis
633 Pennsylvania Ave NW, Washington, DC

Stephen Lucas
1-3 Strand, London WC2N 5EH

Marc F. Mahoney											VP

Frederick L. Mason III
280 Melrose Street, Providence, RI

Robert H. McLaren			Sr-VP
55 Bearfoot Rd., Northboro, MA

James P. Meehan							C				C

Kevin P. Menard
4145 Quaker Lane, N. Kingstown, RI

Rita A. Moran
939 Southbridge St.,Worcester, MA

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Charles H. Moser
55 Bearfoot Rd., Northboro, MA

Clement E. Nadeau
300 Erie Boulevard West, Syracuse, NY

Joseph P. Newman

Kwong O. Nuey, Jr.

Celia B. O'Brien									S

Lydia M. Pastuszek

Anthony C. Pini
300 Erie Boulevard West, Syracuse, NY

Kirk L. Ramsauer						S

Patrick J. Reap		S
300 Erie Boulevard West, Syracuse, NY

Arthur H. Rees
21265 NYS Rte. 232, Watertown, NY

Lawrence J. Reilly		D	D		D		D	D		D	D	D, S	D, S

Kapua A. Rice								S
300 Erie Boulevard West, Syracuse, NY

James S. Robinson											T
300 Erie Boulevard West, Syracuse, NY

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Kenneth L. Robinson								D
469 Savage Farm Dr., Ithaca, NY

Thomas E. Rogers

Christopher E. Root
55 Bearfoot Rd., Northboro, MA

Masheed H. Rosenqvist

Michael F. Ryan
280 Melrose St., Providence, RI

Nancy H. Sala			Sr-VP
55 Bearfoot Rd., Northboro, MA

Michael W. Schlegel		T						D
300 Erie Boulevard West, Syracuse, NY

Herbert Schrayshuen											VP
300 Erie Boulevard West, Syracuse, NY

Terry L. Schwennesen
280 Melrose St., Providence, RI

Richard P. Sergel			D	D	D	P	D				D	D	D	D

Judith Sheppard-Dunn
300 Erie Boulevard West, Syracuse, NY

Robert D. Sheridan			VP
55 Bearfoot Road, Northborough, MA

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

William T. Sherry
9 Lowell Rd., Salem, NH

Fiona Smith
103 Strand, London, WC2N 5EH

Rodney Smith				VP										VP

Susan Stevens

Steven W. Tasker										D, VP, T
300 Erie Boulevard West, Syracuse, NY

Kenneth Tompkins
Campion Rd., Utica, NY

Roger Urwin
1-3 Strand, London, WC2N 5EH

David J. Walsh
300 Eris Boulevard West, Syracuse, NY

William C. Weiss										D, S
300 Erie Boulevard West, Syracuse, NY

Douglas C. Wiest				P, D										P, D

Stanley W. Wilczek, Jr.		P							P

William F. Willman												T
300 Erie Boulevard West, Syracuse, NY

	Opinac Energy Corp.	NM Prop.	Nantucket Electric	NEES Comm.	NEES Energy	AEMC	NEWHC	NM Receivables Corp II	Metro- west	NM Uranium	NG Trans. Serv. Corp.	NM Energy	Opinac NA	National Grid Comm.

Nick Winser

Jennifer K. Zschokke			VP, T
55 Bearfoot Rd., Northboro, MA

Peter T. Zschokke

Key:

C Clerk
Ch Chairman
ChB Chairman of the Board
Co Controller
COO Chief Operating Officer
D Director
E-VP Executive Vice President
P President
S Secretary
Sr-VP Senior Vice President
T Treasurer
VCh Vice Chairman
VP Vice President

Note A: Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.

ITEM 6. OFFICERS AND DIRECTORS

Part II. Financial Connections

Name of officer or director	Name and location of financial institution	Position held in financial institution	Applicable exemption rule

Richard P. Sergel	State Street Corporation Boston, MA	Director	Rule 70(a), Rule 70(e)

Part III. Compensation

NATIONAL GRID TRANSCO PLC

The following information is reproduced from National Grid’s Annual Report on Form 20-F for the year ended March 31, 2003.

DIRECTORS’ REMUNERATION REPORT

Remuneration Committee

Role of the Remuneration Committee and its Terms of Reference
The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of Executive Directors and the executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group’s share and share option plans. The Remuneration Committee operates within terms of reference agreed by the Board.

The Board has accepted all of the recommendations made by the Remuneration Committee during the year.

Composition of the Remuneration Committee
The Remuneration Committee is made up entirely of independent Non-executive Directors. The members of the Remuneration Committee have been as follows:

John Grant (Chairman of the National Grid Transco Remuneration Committee since the Merger, and member of the National Grid Remuneration Committee until then)

Kenneth Harvey (appointed to the National Grid Transco Remuneration Committee since the Merger)

Dr Bonnie Hill (appointed to the National Grid Transco Remuneration Committee since the Merger)

George Rose (appointed to the National Grid Transco Remuneration Committee since the Merger)

Bob Faircloth (Chairman of the National Grid Remuneration Committee until the Merger)
Richard Reynolds (member of the National Grid Remuneration Committee until the Merger).
The Group Chairman, Deputy Chairman, Chief Executive and Group Director for Human Resources (Pat Fulker) are invited to attend meetings to provide advice on remuneration policies and practices. Mark Johnson, former Director of Human Resources at National Grid, also assisted the National Grid Remuneration Committee in its consideration of Directors’ remuneration before the Merger. No Director participates in any discussion on his or her own remuneration.

The Remuneration Committee also drew on advice from the following external independent remuneration consultants:

Ernst & Young LLP – appointed by the Remuneration Committee in February 2003 as independent remuneration advisors to the Committee

New Bridge Street Consultants – appointed by the Company with the agreement of the Remuneration Committee to provide advice on share schemes until the Merger

Towers Perrin UK – appointed by the Company with the agreement of the Remuneration Committee as independent remuneration advisors to it until February 2003.

In the year to 31 March 2003, the advisors to the Remuneration Committee provided other services to the Company in the UK on the following basis:

Ernst & Young LLP: assistance on International Accounting Standard (IAS) 39 ‘Financial Instruments: Recognition and Measurement’ and SFAS 133 – compliance of Treasury Portfolios; corporate finance consultancy; international assignee tax advice; financial modelling. Towers Perrin: incentive scheme advice for non-regulated subsidiary; provision of market remuneration data in the UK – ongoing; provision of market remuneration data in the UK and remuneration consultancy in the US – ongoing.

Remuneration policy
The Remuneration Committee reviewed the Company’s executive remuneration policy and practice following the Merger to ensure close alignment with the strategy of the new organisation. The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental performance. It is intended that this policy should conform to best practice standards in the markets in which the Group operates. The policy, which will be applied in 2003/04, and is currently intended to be applied in subsequent years, is framed around the following key principles:

Total rewards should be set at levels that are competitive in the relevant market;

A significant proportion of the Executive Directors’ total rewards will be performance-based. Performance-based rewards will be earned through the achievement of demanding targets for short-term business performance and long-term shareholder value creation, consistent with the Group’s Framework for Responsible Business (see page 21);

For higher levels of performance, rewards should be substantial but not excessive.

Incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and not expose shareholders to unreasonable risk.

During the year, the Committee Chairman and the relevant consultants acting on his behalf consulted with representatives of the principal investors in the Group on a variety of issues relating to this policy and its implementation.

Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:

Base salary; annual bonus with share matching plan; long-term incentives; all-employee share plans; pensions; and non-cash benefits.

Excluding pensions and non-cash benefits, the balance of these elements is such that for all Executive Directors achieving ‘target performance’, base salary represents 49% of the remuneration package while at ‘stretch’ performance, base salary represents approximately 31% of the package.

The policy relating to each component of remuneration is summarised below:

Base salary: Base salaries are reviewed annually and targeted at the median position against the relevant market. In determining the relevant market, the Committee takes account of the regulated nature of the majority of the Group’s operating activities, along with the business’ size, complexity and international scope. For UK Executive Directors, a UK market is used, while base salary for US Executive Directors is benchmarked against practice in the appropriate US market. In setting individual base salary levels, the Remuneration Committee takes into account business and personal performance and the employment and salary practices prevailing for other employees in the Group.

Annual bonus and Share Matching Plan:
Annual bonuses are based on a combination of demanding corporate, individual and, where applicable, divisional targets. The principal corporate measures are Earnings Per Share (EPS) and cash flow; the main divisional measure is operating profit. Individual targets are set in relation to key operating and strategic objectives and, where appropriate, include safety and customer service measures. The Remuneration Committee reviews performance against targets at the end of the year and may use its discretion to adjust payments in view of operating circumstances during the year. For the financial year 2003/04, the target and maximum bonus levels for UK-based Executive Directors are 50% and 75% of salary respectively. Rick Sergel has lower target and maximum bonus levels of 41.7% and 62.5% of base salary respectively. Rick Sergel also participates in the USA Goals Program, an all-employee bonus plan that can pay up to 4.5% of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel’s cash bonuses are pensionable.

A predetermined part of each Director’s bonus entitlement is automatically deferred (net of tax) into National Grid Transco shares, and a matching award may be made under the Share Matching Plan. Currently, UK-based Executive Directors are required to defer one third of any cash annual bonus into shares in this way. At the end of three years, provided the Director is still employed by the Group, additional matching shares equal in value at the date of deferral to the pre-tax value of the amount of bonus deferred are released to the individual. US executives, including Rick Sergel, participate in this plan on a slightly different basis, in that an award calculated as a proportion of their cash annual bonus (currently 60% for Rick Sergel) is paid under this plan in National Grid Transco shares or American Depository Shares (ADSs) subject to a minimum three-year vesting period. The total target and maximum values of the annual bonus plan, including deferral and matching, are therefore 67% and 100% of base salary respectively for all Executive Directors. The participant also receives a cash payment equal to the dividends that have been paid on the matching shares over the three-year holding period.

The Remuneration Committee believes that operation of the Share Matching Plan as part of the annual bonus plan allows National Grid Transco to maintain competitiveness in annual bonus levels, while ensuring that Executive Directors hold a significant proportion of their remuneration in shares. Requiring Executive Directors to invest in the Group increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. The bonus deferral and share match also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Company’s shareholders.

Long-term incentives: The long-term incentive plans currently approved by shareholders are the National Grid Transco Performance Share Plan (PSP), the National Grid Executive Share Option Plan (ESOP) and the National Grid Group Share Matching Plan described above. National Grid Transco has made a commitment to shareholders to make grants under no more than two long-term incentive plans to any one Director in any year. For the year to 31 March 2004, the Remuneration Committee has decided to make grants under the PSP and the Share Matching Plan. The PSP has been selected in preference to the ESOP because the Remuneration Committee believes rewards from the PSP are likely to be less volatile, and less influenced by general stock market movements, than would be the case with the ESOP.

Under the PSP, Executive Directors, and certain other employees who have significant influence over the Group’s ability to meet its strategic objectives, receive notional allocations of shares worth up to a maximum of 125% of base salary. Shares vest after three years, subject to the satisfaction of the relevant performance criteria, set by the Remuneration Committee at the date of grant. Shares must then be held for a further year, after which they are released, subject to the Executive Director’s continuing employment with the Group.

The performance criterion for grants in the year to 31 March 2004 is Total Shareholder Return (TSR) relative to a comparator group as follows:

Ameren Corporation AWG plc Centrica plc Consolidated Edison, Inc. Dominion Resources, Inc. E.ON AG Electrabel SA Endesa SA Enel SpA Exelon Corporation FirstEnergy Corporation FPL Group, Inc.
Gas Natural SDG SA
Iberdrola SA
International Power plc
Kelda Group plc
Pennon Group plc
RWE AG
Scottish Power plc
Scottish & Southern Energy plc
Severn Trent plc
The Southern Company, Inc.
Suez SA
United Utilities plc
Viridian Group plc

This comparator group has been selected to include companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities. The Remuneration Committee believes that this comparator group sets a stretching target for the long-term performance of the Group. Under the terms of the PSP, the Remuneration Committee may allow shares to vest early to departing executives, and may amend the list of comparator companies if circumstances make this necessary (for example, as a result of takeovers or mergers of comparator companies).

TSR has been chosen for the performance criterion as a direct measure of shareholder value creation. In calculating TSR, it is assumed that all dividends are reinvested. In assessing whether this performance condition has been met, data purchased from Alithos Limited will be used. No shares will be released if the Group’s TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis.

No grants are planned to be made under the ESOP in 2003/04, unless required for recruitment purposes or to fulfil existing contractual commitments. A commitment outstanding to Edward Astle will be satisfied by a grant of options to the value of 1.5 times his base salary, after the announcement of the final results for 2002/03. Details of outstanding options granted to Directors under the ESOP, including full details of the performance conditions attaching to these options, are set out in table 3 on page 49. The TSR performance condition attaching to these outstanding options was chosen on the same basis as set out for the PSP above and will be calculated in the same way.

All-employee share plans:
  Sharesave: Executive Directors resident in the UK are eligible to participate in all-employee Sharesave schemes (subject to eligibility based on service).
  US Incentive Thrift Plan: Executive Directors resident in the US are eligible to participate in a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA.
Share Incentive Plan (SIP): The Remuneration Committee intends to implement a SIP during the year to 31 March 2004. Employees resident in the UK, including Executive Directors, will be encouraged to participate in the SIP (subject to eligibility).

Pensions: Post-Merger, legacy pension arrangements have continued for Executive Directors. The policy for newly appointed Executive Directors is being reviewed following the recently announced Government proposals on pensions reform.

UK-based Executive Directors who were previously directors of National Grid are members of the National Grid Company Group of the Electricity Supply Pension Scheme, which is a tax-approved pension scheme. Base salary only is pensionable. The provisions for participating Executive Directors are designed to give a pension at normal retirement age of two thirds final salary subject to completion of 20 years’ service (although participating Executive Directors may retire early from age 55 with a reduction in pension). Normal retirement age is 60. A spouse’s pension is payable on the death in service of a participating Executive Director equal to two thirds of that payable to the participating Executive Director based on potential service to normal retirement age. On death in retirement a spouse’s pension is payable equal to two thirds of the participating Executive Director’s pension on death prior to exchanging any of it for a cash lump sum. Pensions in payment are increased by price inflation by up to 5% per annum. For participating Executive Directors affected by the ‘earnings cap’, a restriction on the amount of pay which can be used to calculate pensions due from a tax-approved pension scheme, the Company provides benefits on salary above the cap on a partially funded basis.

US-based former National Grid Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements.

The qualified plan is directly funded, while the supplemental plan is indirectly funded through a ‘rabbi trust’. Participating Executive Directors’ benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. Normal retirement age is 65. The executive supplemental plan, however, provides total unreduced pension benefits from age 55 for specified executives. The plans also provide for a spouse’s pension of at least 50% of that accrued by the participating Executive Director unless waived by the spouse. Benefits under these arrangements do not increase once in payment.

Executive Directors who were formerly directors of Lattice Group plc participate in the defined benefit section of the Lattice Group Pension Scheme which is a tax-approved pension scheme. Base salary only is pensionable. All participating Executive Directors are subject to the earnings cap. They also participate in the Lattice Group Supplementary Benefits Scheme, an unfunded unapproved arrangement which increases retirement benefits to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme, had they not been subject to the earnings cap. The provisions for participating Executive Directors are designed to give two thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in previous employment. Normal retirement age is 65. With the employer’s consent, provided 10 years’ service has been completed with National Grid Transco (which includes pensionable service transferred from previous employment), the accrued pension can be paid from age 55 with no actuarial reduction in benefit. A dependant’s pension is payable on death in service of a participating Executive Director based on potential service to normal retirement age. On death in retirement, a dependant’s pension is payable equal to two thirds of the participating Executive Director’s pension, prior to exchanging any of it for a cash lump sum. Pensions in payment are increased in line with price inflation.

Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

Non-cash benefits: The Company provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car, chauffeur, financial advice, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid, are provided with long-term ill health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no material benefit to the Director.

Share ownership guidelines: Executive Directors are encouraged to build up and retain a shareholding of at least one times annual base salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

Share dilution through the operation of share-based incentive plans: Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten-year period, and dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any ten-year period. The Remuneration Committee reviews dilution against these limits regularly.

Non-executive Directors’ remuneration: Non-executive Directors’ fees are determined by the Executive Directors, or by a Committee authorised by the Board, subject to the limits applied by National Grid Transco’s Articles of Association. Non-executive Directors’ remuneration is built up from an annual fee, a fee for each Board meeting attended (with a higher fee for meetings held outside their country of residence), and an additional fee payable for Committee chairmanship.

Directors’ service contracts: Service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, may be used in exceptional circumstances if considered appropriate by the Remuneration Committee to recruit certain key executives. The service contract of Nick Winser (appointed to the Board with effect from 28 April 2003) will be set at one year’s notice.

Sir John Parker’s contract provides for a liquidated damages payment of one year’s salary if his contract is terminated within one year of a change of control of the Company. The contracts of Steve Lucas and John Wybrew provide for a liquidated damages payment of one year’s salary plus a credit of one year’s pensionable service if their contracts are terminated within one year of a change of control of the Company. Rick Sergel’s contract provides for compensation following the termination of his contract either without cause or within two years following a change of control of one year’s salary, annual bonus (including share matching) at target level and the maintenance, at the Company’s expense, of his benefit programmes for three years.

The Remuneration Committee, in determining any other such payments will give due regard to the comments and recommendations of the Combined Code, the UK Listing Authority’s Listing Rules and associated guidance and other requirements of legislation, regulation and good governance.

Directors’ letters of appointment: The terms of engagement of Non-executive Directors (excluding Sir John Parker) are set out in letters of appointment. The initial appointment and any subsequent re-appointment is subject to election or re-election by shareholders. The letters of appointment do not contain provision for termination payments.

	Date of Contract	Notice period (i)
Executive Directors
Roger Urwin Steve Lucas Edward Astle Steve Holliday Rick Sergel John Wybrew	17 November 1995 13 June 2002 27 July 2001 6 March 2001 22 March 2000 13 June 2002	12 months 12 months (ii) 12 months 12 months 12 months
Stephen Box (resigned 21/10/2002) William Davis (resigned 21/10/2002)

	Date of contract/letter of appointment	Notice period (i) End of period of appointment
Non-executive Directors
Sir John Parker James Ross John Grant Kenneth Harvey Bonnie Hill Paul Joskow Stephen Pettit George Rose	13 June 2002 24 October 2001 24 October 2001 11 June 2002 11 February 2002 24 October 2001 11 June 2002 11 June 2002	12 months 2004 AGM 2004 AGM 2006 AGM 2005 AGM 2005 AGM 2006 AGM 2006 AGM
Bob Faircloth (resigned 21/10/2002) Richard Reynolds (resigned 21/10/2002)

(i) The contracts for the Chairman, Sir John Parker, and all current Executive Directors are for rolling 12-month periods.
(ii) Edward Astle’s contract commenced with effect from 1 September 2001. For the first year, the notice period was two years. For the second year, the notice period declines on a straight-line basis until with effect from 1 September 2003, his notice period will be 12 months.

Performance graph

The graph above represents the comparative TSR performance of the Group from 31 March 1998 to 31 March 2003. For the period before the Merger of National Grid Group and Lattice, the TSR shown is that of National Grid Group.

This graph shows the Group’s performance against the performance of the FTSE 100 index, which is considered an appropriate comparator as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of the Directors’ Remuneration Report Regulations 2002.

In drawing this graph it has been assumed that all dividends paid have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Remuneration outcomes during the year ended 31 March 2003
Tables 1A, 1B, 2, 3 and 4 comprise the ‘auditable’ part of the Directors’ Remuneration Report, being the information required by part 3 of schedule 7A to the Companies Act 1985.

1. Directors’ emoluments
The following tables set out an analysis of the pre-tax remuneration during the years ended 31 March 2003 and 2002, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco and National Grid during the year ended 31 March 2003.

Table 1A
Executive Directors

	Year ended 31 March 2003						Year ended 31 March 2002

	Base salary £000	Annual bonus £000	Termination payments £000	Benefits in kind £000	(i)	Total £000	Total £000	(ii)

Roger Urwin	600	300	–	24		924	794
Steve Lucas	315	164	–	18		497	423
Edward Astle (iii)	325	266	–	15		606	284
Steve Holliday	325	169	–	23		517	444
Rick Sergel	519	219	–	17		755	728
John Wybrew	360	176	–	28		564	500
Stephen Box (resigned 21/10/2002) (iv)	233	111	4	13		361	532
William Davis (resigned 21/10/2002)	301	10	–	5		316	139

Totals	2,978	1,415	4	143		4,540	3,844

(i)	Benefits in kind comprise benefits such as a fully expensed car or cash alternative in lieu of car, chauffeur, private medical insurance and life assurance.
(ii)	Totals for the year ended 31 March 2002 for Steve Lucas and John Wybrew include bonus payments in respect of the 15-month period 1 January 2001 to 31 March 2002.
(iii)	Edward Astle’s annual bonus figure includes a payment of £50,000 in June 2002 and a further payment of £50,000 in August 2002 in respect of special bonus arrangements agreed at the time of his original contract. He was appointed to the Board of National Grid on 1 September 2001.
(iv)	Stephen Box resigned from the Board with effect from 21 October 2002 but remained an employee until 30 November 2002 when he retired on health grounds. He received his salary to 30 November 2002 and his bonus was pro-rated for eight months of the year. An ex-gratia payment of £3,957 will be made to Stephen Box equal to the dividends which would have been earned on those shares subject to his matching options under the Share Matching Plan.

Table 1B
Non-executive Directors

	Year ended 31 March 2003			Year ended 31 March 2002

	Fees £000	Other emoluments £000	Total £000	Total £000

Sir John Parker (i)	386	26	412	343
James Ross	175	22	197	165
John Grant	38	–	38	35
Kenneth Harvey	30	–	30	30
Bonnie Hill (ii)	32	–	32	4
Paul Joskow (iii)	50	–	50	57
Stephen Pettit	25	–	25	10
George Rose	30	–	30	30
Bob Faircloth (resigned 21/10/2002)	21	–	21	42
Richard Reynolds (resigned 21/10/2002) (iv)	32	–	32	55

Totals	819	48	867	771

(i)	Sir John Parker’s fees include a supplement of £23,000 per month from 22 November 2001 to the date of the Merger while temporarily acting as Chief Executive of Lattice Group plc. This supplement totalled £161,000 (2001/02: £98,000).
(ii)	Appointed to the Board of National Grid on 11 February 2002.
(iii)	Paul Joskow’s fees include US$22,500 (2001/02: US$30,000) paid in respect of strategic advice provided on regulatory issues to National Grid USA.
(iv)	Richard Reynolds’ fees include a fee at the rate of £25,000 per annum (2001/02: £25,000 per annum) in respect of additional duties as a member of the Supervisory Board of Intelig.

2. Directors’ pensions
The table below gives details of the Executive Directors’ pension benefits in accordance with both the Directors’ Remuneration Report Regulations and the Listing Rules.

Table 2
Executive Directors	Additional benefit earned (excluding inflation) during the year ended 31 March 2003 Pension £000 pa	Accrued entitlement as at 31 March 2003 Pension £000 pa			Increase in transfer value less Director’s contributions £000	Additional accrued pension earned in the year (excluding inflation) £000 pa	Transfer value of increase in accrued pension (excluding Director’s contributions and inflation) £000
			Transfer value of accrued benefits as at 31 March (i)

			2003 £000	2002 £000

Roger Urwin	70	370	6,291	4,717	1,556	65	1,090
Steve Lucas (ii),(iii)	18	99	951	958	(17)	16	147
Edward Astle	11	17	189	65	114	11	112
Steve Holliday	13	22	214	87	116	13	113
Rick Sergel	60	377	2,259	1,454	805	60	360
John Wybrew (ii)	17	105	1,981	1,595	375	16	284
Stephen Box (resigned 21/10/2002) (iv)	92	146	3,297	663	2,627	91	1,977
William Davis (resigned 21/10/2002) (v)	15	37	359	281	78	15	21

(i)	The transfer values shown at 31 March 2002 and 2003 represent the value of each Executive Director’s accrued pension based on total service completed to the relevant date. The transfer values for the UK Executive Directors have been calculated in accordance with guidance note ‘GN11’ issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer value given above for Stephen Box at 31 March 2003 relates to his pension after reduction for commutation, plus the commutation lump sum of £329,000 and pension payments of £39,700 made during the year. The transfer values for the US Executive Directors have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.
(ii)	Steve Lucas and John Wybrew became Executive Directors on 21 October 2002 and were previously Executive Directors of Lattice Group plc. The information provided is for the full year to 31 March 2003.
(iii)	Due to clarification of remuneration since 31 March 2002, the accrued annual pension as at 31 March 2002 should have been £81,300 and not £71,400 as previously stated in the Lattice Group accounts.
(iv)	The accrued pension figures for Stephen Box are before commutation, although in practice he retired on ill health grounds on 30 November 2002 and took a lump sum of £329,000 by commutation, leaving a residual pension of £119,000 per annum.
(v)	William Davis retired on 31 March 2003 with an annual pension of £36,695. His non-qualified benefits under Niagara Mohawk’s Supplemental Executive Retirement Plan were paid to him by way of a lump sum payment of £6,265,202 in January 2002.

3. Directors’ interests in share options

Table 3
	Options held at 1 April 2002 or on appointment	*	Options exercised or lapsed during the year	Options granted during the year	Options held at 31 March 2003 or on resignation	†	Exercise price per share (pence)	Normal exercise period

Roger Urwin
Executive	169,340		–	–	169,340		280.50	Sep 2000	Sep 2007
	91,656		–	–	91,656		375.75	June 2001	June 2008
	22,098		–	–	22,098		455.25	June 2002	June 2009
	33,867		–	–	33,867		531.50	June 2003	June 2010
	133,214		–	–	133,214		563.00	June 2004	June 2011
	–		–	186,915	186,915		481.50	June 2005	June 2012

Share Match	4,047		–	–	4,047		100 in total	June 2001	June 2005
	3,884		–	–	3,884		100 in total	Jan 2002	June 2006
	3,859		–	–	3,859		100 in total	Jan 2002	June 2007
	5,635		–	–	5,635		100 in total	June 2004	June 2008
	–		–	18,644	18,644		100 in total	June 2005	June 2012

Sharesave	3,692		–	–	3,692		457.00	Sep 2006	Feb 2007

Total	471,292		–	205,559	676,851

Edward Astle
Executive	193,952		–	–	193,952		479.50	Sep 2004	Sep 2011
	–		–	101,246	101,246		481.50	June 2005	June 2012
	–		–	112,262	112,262		434.25	Dec 2005	Dec 2012

Share Match	–		–	6,553	6,553		100 in total	June 2005	June 2012

Sharesave	–		–	2,392	2,392		397.00	Sep 2005	Feb 2006

Total	193,952		–	222,453	416,405

Directors’ Remuneration Report continued

3. Directors’ interests in share options continued
	Options held	*	Options exercised	Options granted		Options held	†	Exercise price	Normal exercise
	at 1 April 2002		or lapsed			at 31 March 2003		per share
	or on appointment		during the year	during the year		or on resignation		(pence)	period

Stephen Box
(resigned from the Board
on 21 October 2002)
Executive	160,427		–	–		160,427	†	280.50	Sep 2000	Sep 2007
	93,147		–	–		93,147	†	375.75	June 2001	June 2008
	43,931		–	–		43,931	†	455.25	June 2002	June 2009
	37,630		–	–		37,630	†	531.50	June 2003	June 2010
	93,250		–	–		93,250	†	563.00	June 2004	June 2011

Share Match	3,844		–	–		3,844	†	100 in total	Jan 2002	June 2006
	4,122		–	–		4,122	†	100 in total	Jan 2002	June 2007
	6,134		–	–		6,134	†	100 in total	June 2004	June 2008

Total	442,485		–	–		442,485

Steve Holliday
Executive	150,000		–	–		150,000		540.00	Mar 2004	Mar 2011
	71,936		–	–		71,936		563.00	June 2004	June 2011
	–		–	101,246		101,246		481.50	June 2005	June 2012

Share Match	–		–	10,350		10,350		100 in total	June 2005	June 2012

Sharesave	3,692	(i)	–	4,692	(i)	4,692		350.00	Mar 2008	Aug 2008

Total	225,628		–	116,288		338,224

(i)	During the year, Steve Holliday elected to cancel his sharesave option over 3,692 shares at an option price of 457p. He was granted a new sharesave option over 4,692 shares during the year.

Rick Sergel (ii)
Executive	201,845	–	–	201,845	566.50	Mar 2003	Mar 2010
	134,321	–	–	134,321	563.00	June 2004	June 2011
	–	–	172,836	172,836	481.50	June 2005	June 2012

Total	336,166	–	172,836	509,002

(ii)	Rick Sergel’s participation in the Share Matching Plan is in the form of phantom ADSs. He was awarded 5,332 phantom ADSs in June 2002 which vest in June 2005, and 4,240 phantom ADSs in June 2001 which vest in June 2004. The value of an ADS at 31 March 2003 was US$30.75.

John Wybrew
(appointed to the Board
on 21 October 2002)
Executive	–		–	62,262	62,262	434.25	Dec 2005	Dec 2012

Sharesave	3,078	*(iii)	–	–	3,078	314.50	Mar 2004	Aug 2004

Total	3,078	*	–	62,262	65,340

(iii)	Pursuant to the Merger proposals, John Wybrew elected to release his existing sharesave option over Lattice Group shares in exchange for a new sharesave option over National Grid Transco shares. The replacement option was granted under the Lattice Group Sharesave Scheme and has the same maturity date as the original option.

Steve Lucas
(appointed to the Board
on 21 October 2002)
Executive	–	–	54,404	54,404		434.25	Dec 2005	Dec 2012

Sharesave	–	–	2,700	2,700		350.00	Mar 2006	Aug 2006

Total	–	–	57,104	57,104

William Davis (iv)
(resigned from the Board
on 21 October 2002)
Executive	–	–	179,791	179,791	†	481.50	June 2005	June 2012

Total	–	–	179,791	179,791

(iv)	William Davis’ participation in the Share Matching Plan was in the form of phantom ADSs. He was awarded 1,083 phantom ADSs in June 2002 which vested upon his retirement on 31 March 2003. The value of an ADS at 31 March 2003 was US$30.75.

Executive Share Option Plan (ESOP)
An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions. The performance conditions attaching to outstanding ESOP options are set out below. If the performance condition is not satisfied after the first three years, it will be re-tested as indicated.

The options granted to Directors in September 1997 and June 1998 have vested. For options granted in June 1999 and March 2000 to become fully exercisable, the Company must achieve EPS growth over three years of RPI plus 3% per annum. Only half the option will be exercisable if EPS growth over three years equals RPI plus 2% per annum. The performance condition will be re-tested throughout the lifetime of the option.

For options granted from June 2000, options worth up to one times an optionholder’s base salary will become exercisable in full if Total Shareholder Return (TSR) measured over a period of three years, beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies (such comparator group being in compliance with the performance condition).

Grants in excess of 100% of salary vest on a sliding scale, becoming fully exercisable if the Company’s TSR is in the top quartile. The performance condition attaching to options granted in June 2000 is tested annually throughout the lifetime of the option. For options granted from March 2001 the same TSR test is used but the performance condition can only be re-tested in years 4 and 5.

The comparator group was revised in June 2002 to reflect, inter alia, consolidation in the marketplace, the acquisition of Niagara Mohawk and the proposed Merger with Lattice Group plc. The revised comparator group was used for options granted in June and December 2002 and is set out below.

Allegheny Energy, Inc.	Energy East Corporation	NSTAR Corporation	Scottish Power plc
BG Group plc	Exelon Corporation	Potomac Electric Power Company	The Southern Company, Inc.
British Energy plc	FirstEnergy Corporation	Powergen Limited	TXU, Inc.
Centrica plc	FPL Group, Inc.	Progress Energy, Inc.	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Public Service Enterprise Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Northeast Utilities Corporation	Scottish & Southern Energy plc
Details of the closing price of National Grid Transco shares as at 31 March 2003 and the high and low prices during the year are shown in table 5 Directors’ beneficial interests. Details of the 1999 Lattice LTIS awards rolled over into options are set out in table 4 below.

4. Lattice Long Term Incentive Scheme (LTIS)
The following Lattice LTIS awards were rolled over at the time of the Merger by John Wybrew and Steve Lucas and were still held at the end of the last financial year. The market value of National Grid Transco shares on Merger (21 October 2002) was 459.625p.

Table 4

John Wybrew

		Date award vests/option becomes exercisable

1999 award (converted to an option on Merger)	114,380	Oct 2003
Dividend reinvested on shares held in trust	1,799	Oct 2003
2000 award	95,597	Nov 2004
2001 award	112,687	Nov 2005

Total	324,463

Steve Lucas
		Date award vests/option becomes exercisable

1999 award (converted to an option on Merger)	31,237	Oct 2003
Dividend reinvested on shares held in trust	491	Oct 2003
2000 award	79,902	Nov 2004
2001 award	96,589	Nov 2005

Total	208,219

Under the terms of the Lattice LTIS notional allocations of shares were made to key individuals. The allocations were subject to a three-year performance period set out below and a further retention period of one year. The number of shares actually released to participants depends on the Company’s TSR compared with that of other regulated utility companies operating in a similar environment.

No awards will be made if the Company’s TSR when compared with that of other companies in the comparator group over the performance period falls below the median. Between the median company and the upper quartile of companies the proportion of shares which may be transferred is pro-rated on a straight-line basis between 40% and 100%.

The Remuneration Committee will decide that shares should be released only if the Company’s TSR also reflects sound underlying financial performance.

Pursuant to the Merger proposals, John Wybrew and Steve Lucas agreed to roll over their existing LTIS awards over Lattice Group shares for LTIS awards or options over National Grid Transco shares. Consequently, on 21 October 2002, the 2000 and 2001 LTIS awards held by John Wybrew and Steve Lucas continued over the number of National Grid Transco shares shown above and remain subject to the rules of the Lattice LTIS except that (i) since 21 October 2002, the performance target measures the Company’s total shareholder return against the original comparator group of each award; and (ii) the awards will not be forfeit on John Wybrew or Steve Lucas ceasing employment unless the Remuneration Committee decides otherwise.

The comparator group for the 2000 and 2001 LTIS awards is set out below:

Powergen Limited	Pennon Group plc	Centrica plc	British Energy plc
Kelda Group plc	United Utilities plc	Scottish Power plc	BT Group plc
Scottish & Southern Energy plc	Severn Trent plc	Viridian Group plc	Railtrack plc (2000 only)
BAA plc	AWG plc	International Power plc	Thames Water plc (2000 only)
For the roll-over of the 1999 LTIS awards, John Wybrew and Steve Lucas have each been granted a £1 option by the Trustee of the Lattice Group Employees Share Trust over the number of shares which would otherwise be subject to their 1999 awards. The options will become exercisable on 1 October 2003, when the shares subject to the original 1999 awards would have been released to John Wybrew and Steve Lucas.

5. Directors’ beneficial interests
The Directors’ beneficial interests (which include those of their families) in the ordinary shares of National Grid Transco (which from 1 April 2002 to 21 October 2002 was National Grid Group) of 10p each are shown below:

	Ordinary shares at 31 March 2003 (i) or on resignation†	Ordinary shares at 1 April 2002 or on appointment*	Options over ordinary shares at 31 March 2003 or on resignation†	Options over ordinary shares at 1 April 2002 or on appointment*
Sir John Parker	17,429	4,729*	-	-
James Ross	19,000	19,000	-	-
Roger Urwin (ii)	159,518	147,920	676,851	471,292
Edward Astle (ii)	3,932	-	416,405	193,952
Stephen Box	18,459†	18,459	442,485†	442,485
William Davis	11,755†	11,520	179,791†	-
Bob Faircloth	-	-	-	-
John Grant	10,000	10,000	-	-
Ken Harvey	1,874	1,861*	-	-
Bonnie Hill	2,930	2,930	-	-
Steve Holliday (ii)	6,210	-	338,224	225,628
Paul Joskow	5,000	5,000	-	-
Steve Lucas (ii), (iii), (iv), (v)	23,789	23,471*	265,323	207,728*
Stephen Pettit	1,875	1,875*	-	-
Richard Reynolds	10,000†	10,000	-	-
George Rose	5,025	5,025*	-	-
Rick Sergel (ii)	2,928	2,763	509,002	336,166
John Wybrew (ii), (iii), (iv), (v)	62,344	62,025*	389,803	325,742*
(i)	There have been no other changes in the beneficial interests of the Directors in the ordinary shares of National Grid Transco between 1 April 2003 and 20 May 2003.
(ii)
Each of the Executive Directors of National Grid Transco was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (‘QUEST’) and the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 9,040,718 National Grid Transco shares held by the QUEST and the 440,618 National Grid Transco shares held by the 1996 Employee Benefit Trust as at 31 March 2003.

(iii)
Each of the former Lattice Executive Directors of National Grid Transco (Steve Lucas and John Wybrew) was, for Companies Act 1985 purposes, deemed to be a potential beneficiary in the 1,069,339 National Grid Transco shares held by Mourant and Co. Trustees as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the Lattice LTIS and the 127,992 National Grid Transco shares held by Lattice Group Trustees Limited as Trustee of the Lattice Group Employee Share Ownership Trust.

(iv)	Beneficial interest includes shares acquired pursuant to the Lattice AESOP and the BG Group Employee Profit Sharing Scheme.
(v)	Including the Lattice LTIS award detailed above.
Nick Winser was appointed to the Board on 28 April 2003 and on that date had a beneficial interest in 17,489 National Grid Transco shares and held options over a further 150,225 National Grid Transco shares.

All of the shares held under the former Lattice AESOP have been allocated and are beneficially owned by participants of the plan. The closing price of a National Grid Transco share on 31 March 2003 was 387.5p. The range during the year was 511.5p (high) and 365.75p (low). Please note the Register of Directors’ Interests contains full details of shareholdings and options held by Directors as at 31 March 2003.

On behalf of the Board
Helen Mahy
Group Company Secretary
20 May 2003
ITEM 6. OFFICERS AND DIRECTORS

Part III. Compensation (contd.)

NATIONAL GRID USA AND ITS SUBSIDIARIES

DIRECTORS’ COMPENSATION

As of March 31, 2003, all of the members of the National Grid USA companies’ Boards of Directors are employees of National Grid Transco system companies. As such, the directors receive no fees for their service on the Boards. Until February 20, 2003, New England Power’s Board of Directors included two non-employee directors, each of whom received an annual retainer of $20,000 plus a meeting fee of $1,000 for each Board or committee meeting attended. The chairman of New England Power’s Nuclear Committee, Philip L. Callan, received $1,500 for each committee meeting he chaired.

EXECUTIVE OFFICERS’ COMPENSATION

Certain information relating to the executive officers’ compensation is given with respect to National Grid USA and its major subsidiary utilities: Niagara Mohawk Power Corporation (Niagara Mohawk), New England Power Company (NEP), Massachusetts Electric Company (Mass Electric) and The Narragansett Electric Company (Narragansett Electric).

Summary Compensation Tables

The following tables give information with respect to the compensation paid or accrued for services rendered to National Grid USA and its major subsidiary utilities for the fiscal years ended March 31, 2003, 2002 and 2001 by the president and up to the four most highly paid executive officers who: (a) earned at least $100,000 salary and bonus with respect to the given company, and (b) were serving as executive officers on March 31, 2003 (the Named Executive Officers). For Niagara Mohawk, the table sets forth such information with respect to the fiscal year ended March 31, 2003, the transition period from January 1, 2002 to March 31, 2002 and the calendar years 2001 and 2000.

NATIONAL GRID USA

Name and Principal Position (a)	Year	Annual Compensation (b)			Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Richard P. Sergel President and Chief Executive Officer	2003 2002 2001	187,733 197,080 239,562	123,349 144,730 177,513	10,996 9,128 10,727	172,836 38,623 0	753 730 850
Michael E. Jesanis Executive Vice President and Chief Operating Officer	2003 2002 2001	115,869 82,652 112,539	76,823 55,673 66,765	9,745 3,834 7,502	66,099 10,070 0	179 131 150

(a)
The officers listed are also officers of affiliate companies. Only compensation that is allocable to National Grid USA is set forth in the table, except for option grants for fiscal year 2003, which are shown in full.

(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)
Includes amounts reimbursed by National Grid USA for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan that are not bonus contributions, including related deferred compensation plan match.

(e)	Includes National Grid USA contributions to life insurance.

NIAGARA MOHAWK POWER CORPORATION

Name and Principal Position	Year	Annual Compensation (a)			Long-Term Compensation		All Other Compen- sation ($)(e)
		Salary($)	Bonus($)(b)	Other Annual Compen-sation ($)(c)	Awards
					Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs(#)
William F. Edwards President	2003 2002 (f) 2001 2000	399,993 99,665 379,994 331,663	224,396 41,141 222,716 142,816	6,010 0 4,785 0	0 0 354,000 425,938	56,206 0 0 25,000	1,823 3,882,601 600,267 80,699
Anthony C. Pini Senior Vice President Customer Service	2003	225,000	137,925	113,562(d)	0	31,616	642
Clement E. Nadeau Senior Vice President Operations	2003	209,997	149,098	8,882	0	29,508	807
Joseph T. Ash, Jr. Vice President Gas Delivery	2003	193,297	76,932	6,911	0	21,723	895
Steven W. Tasker Senior Vice President Distribution Finance	2003 2002 (e) 2001 2000	179,998 43,599 162,656 160,004	86,399 17,412 64,681 49,087	8,281 1,308 1,994 0	0 0 106,200 130,938	20,234 0 0 7,000	296 95 171,198 46,260
(a)	Includes deferred compensation in category and year earned.
(b)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(c)
Includes amounts reimbursed for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan that are not bonus contributions, including related deferred compensation plan match.

(d)	Includes amounts associated with relocation ($104,161) and a miscellaneous cash award.
(e)	Includes Niagara Mohawk contributions to life insurance.
(f)	Information is for the transition period from January 1, 2002 to March 31, 2002.

NEW ENGLAND POWER COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Peter G. Flynn President	2003 2002 2001	64,654 180,630 177,211	35,756 109,353 30,270	5,887 19,313 12,175	21,569 16,825 0	200 452 432
Marc F. Mahoney Vice President	2003 2002 2001	74,778 106,485 118,010	39,664 64,675 78,428	9,443 12,637 11,352	18,407 9,702 35,886	122 165 280
Masheed H. Rosenqvist Vice President	2003 2002 2001	158,280 152,196 146,112	70,900 70,479 17,892	19,179 18,154 18,452	17,789 14,711 0	484 464 539

(a)
Certain officers listed are also compensated by affiliate companies. Only compensation that is allocable to New England Power Company is set forth in the table, except for option grants for fiscal year 2003, which are shown in full.

(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)
Includes amounts reimbursed for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan that are not bonus contributions, including related deferred compensation plan match.

(e)	Includes New England Power Company contributions to life insurance.
(f)

MASSACHUSETTS ELECTRIC COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Cheryl A. LaFleur President	2003 2002 2001	234,089 202,088 81,456	137,641 126,885 45,541	7,025 6,368 5,679	36,590 25,434 0	543 493 188
Nancy H. Sala Senior Vice President, Retail Services	2003 2002 2001	162,923 163,667 159,376	74,606 102,868 46,300	20,465 8,775 8,542	11,845 11,398 0	359 313 296
Barbara Hassan Senior Vice President, Customer Service	2003 2002 2001	129,170 123,022 105,280	88,469 74,740 83,399	6,422 6,422 4,699	20,768 15,201 28,056	404 255 60,286(f)
Robert H. McLaren, Senior Vice President and Director, Distribution Finance	2003 2002 2001	138,924 125,206 110,715	88,469 79,726 53,446	22,194 6,451 5,888	21,372 15,015 0
Edward J. Dienst, Senior Vice President, Operations	2003 2002 2001	180,069 -- --	98,578 -- --	9,655 -- --	40,679 -- --	0 -- --

(a)
Certain officers listed are also officers of affiliate companies. Only compensation that is allocable to Mass Electric is set forth in the table, except for option grants for fiscal year 2003, which are shown in full.

(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)
Includes amounts reimbursed for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan that are not bonus contributions, including related deferred compensation plan match.

(e)	Includes Massachusetts Electric Company contributions to life insurance.
(f)	Includes a lump sum payment of $60,090 charged to Mass Electric which was paid to Ms. Hassan in exchange for amending her change of control agreement with Eastern Utilities Associates.

THE NARRAGANSETT ELECTRIC COMPANY

Name and Principal Position (a)	Year	Annual Compensation (b)			Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compen- sation($)(e)
		Salary($)	Bonus($)(c)	Other Annual Compen-sation($)(d)
Cheryl A. LaFleur President	2003 2002 2001	80,242 92,314 27,676	47,181 57,962 15,473	7,628 5,596 1,930	36,590 11,618 0	186 225 64
Michael F. Ryan Executive Vice President	2003 2002 2001	147,996 141,900 134,475	54,065 65,692 17,574	14,261 6,536 5,954	20,796 15,350 0	295 248 225
Edward J. Dienst Senior Vice President, Operations	2003 2002 2001	74,402 -- --	40,731 -- --	3,989 -- --	40,679 -- --	0 -- --

(a)
Certain officers listed are also officers of affiliate companies. Only compensation that is allocable to Narragansett Electric is set forth in the table, except for option grants for fiscal year 2003, which are shown in full.

(b)	Includes deferred compensation in category and year earned.
(c)
The bonus figure represents cash bonuses and the fair market value of unrestricted securities of National Grid Transco awarded under an incentive compensation plan and cash bonuses awarded under the all-employees goals program.

(d)
Includes amounts reimbursed for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan that are not bonus contributions, including related deferred compensation plan match.

(e)	Includes Narragansett Electric contributions to life insurance.

Option Grants in Last Fiscal Year

The following table shows all stock option grants during the fiscal year ended March 31, 2003 to the Named Executive Officers listed in the summary compensation tables above.

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Option Shares Granted (a)	% of Total Option Shares Granted to Employees in Fiscal Year (b)	Exercise Price ($/Sh) (c)	Expiration Date	5% ($)	10% ($)

NATIONAL GRID USA
Richard P. Sergel	172,836	8.23%	7.117	June 2012	773,587	1,960,421
Michael E. Jesanis	66,099	3.15%	7.117	June 2012	295,849	749,739

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	56,206	2.7%	$7.117	June 2012	251,569	637,526
Anthony C. Pini	31,616	1.5%	$7.117	June 2012	141,508	358,610
Clement E. Nadeau	29,508	1.4%	$7.117	June 2012	132,073	334,699
Joseph T. Ash, Jr.	21,723	1.0%	$7.117	June 2012	97,229	246,397
Steven W. Tasker	20,234	1.0%	$7.117	June 2012	90,564	229,507

NEW ENGLAND POWER COMPANY
Peter G. Flynn	21,569	1.0%	7.117	June 2012	96,539	244,650
Marc F. Mahoney	18,407.9%		7.117	June 2012	82,387	208,784
Masheed H. Rosenqvist	17,789.8%		7.117	June 2012	79,620	201,775

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	36,590	1.74%	7.117	June 2012	163,771	415,028
Edward J. Dienst	40,679	1.94%	7.117	June 2012	182,073	461,408
Nancy H. Sala	11,845.56%		7.117	June 2012	53,016	134,354
Barbara Hassan	20,768.99%		7.117	June 2012	92,954	235,564
Robert H. McLaren	21,372	1.02%	7.117	June 2012	95,658	242,415

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	36,590	1.74%	7.117	June 2012	163,771	415,028
Edward J. Dienst	40,679	1.94%	7.117	June 2012	182,073	461,408
Michael F. Ryan	20,796.99%		7.117	June 2012	93,080	235,882

(a)	Expressed in terms of ordinary shares of National Grid Transco listed on the London Stock Exchange.
(b)	This percentage is in relation to option grants made to all employees of National Grid USA and its subsidiaries.
(c)	The exercise price of $7.117 was converted from 4.815 GBP using a conversion ratio of 1 GBP to $1.478065.

The options vest over time, subject to a performance condition. The options are exercisable only if and to the extent that National Grid’s total shareholder return (as defined in the applicable plan) during the three years of the performance period is equal to or better than the median of a specific comparison group. If the performance condition is not met after the three-year period, the National Grid Transco Remuneration Committee may modify the performance condition or methodology on subsequent anniversaries of the performance period, taking into account any factor it deems relevant.

Fiscal Year-End Option Values

The following table sets forth the number of unexercised options held by the Named Executive Officers at fiscal year-end. As of March 31, 2003, no options were exercisable and the price per ordinary share on the London Stock Exchange was lower than the exercise price for all of the stock options, so the unexercised options had no value. No options were exercised during fiscal year 2003.

Name	Number of Shares Underlying Unexercised Options on March 31, 2003 (a)

NATIONAL GRID USA
Richard P. Sergel	509,002
Michael E. Jesanis	195,129

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	56,206
Anthony C. Pini	91,108
Clement E. Nadeau	29,508
Joseph T. Ash, Jr.	21,723
Steven W. Tasker	20,234

NEW ENGLAND POWER COMPANY
Peter G. Flynn	77,738
Marc F. Mahoney	68,364
Masheed H. Rosenqvist	48,523

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	148,951
Edward J. Dienst	40,679
Nancy H. Sala	58,375
Barbara Hassan	42,515
Robert H. McLaren	78,067

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	148,951
Edward J. Dienst	40,679
Michael F. Ryan	50,825

Exercises of SARs and Fiscal Year-End SAR Values

Certain of the Named Executive Officers listed in the summary compensation tables above were employees of Niagara Mohawk before its merger with National Grid in January 2002, and were granted stock appreciation rights under Niagara Mohawk’s Long Term Incentive Plan, which was terminated on the merger. At that time, outstanding grants of SARs were converted to SARs over National Grid Transco American Depositary Shares using a specified exchange ratio. The following table sets forth, where applicable, the Named Executive Officers’ exercises of SARs in the fiscal year ended March 31, 2003, the realized value or spread (the difference between the exercise price and market value on the date of exercise) and the number and unrealized spread of the unexercised options and SARs held by each at fiscal year-end.

Name	SARs Exercised (#)	Value Realized ($)	Number of Securities Underlying Unexercised SARs At Fiscal Year-End (#)		Value of Unexercised SARs at Fiscal Year-End ($)(a)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Clement E. Nadeau	5,512	114,668	20,814	0	175,352	0
Joseph T. Ash, Jr.	0	0	12,312	0	68,982	0
Steven W. Tasker	1,759	27,212	24,567	0	239,546	0
Edward J. Dienst	1,759	28,100	59,159	0	430,277	0

(a)	Calculated based on the closing price on March 31, 2003 of National Grid Transco American Depositary Shares traded on the New York Stock Exchange ($30.75).

Pension Plans

Depending on their company origin prior to the merger of Niagara Mohawk with National Grid USA, the Named Executive Officers participate in one of two qualified pension plans: the National Grid USA Companies Final Average Pay Pension Plan (FAPP) or the Niagara Mohawk Pension Plan (Nimo Plan). Both FAPP and the Nimo Plan are noncontributory, tax-qualified defined benefit plans which provide a minimum retirement benefit to all employees of the National Grid USA companies. Pension benefits are related to compensation, subject to the maximum annual limits noted in the two pension tables below.

Under FAPP, a participant’s retirement benefit is computed using formulas based on percentages of highest average compensation computed over five consecutive years. The compensation covered by FAPP includes salary, bonus and incentive share awards.

Under the Nimo Plan, a participant’s retirement benefit is based on one of two formulas depending on age and years of service on July 1, 1998: the cash balance formula, or the highest five-year average compensation. Under the cash balance formula a participant’s retirement benefit grows monthly, according to pay credits (from 4 percent to 8 percent times base salary) plus interest credits. A non-represented (management) employee who was at least 45 years of age and had 10 years of service on July 1, 1998 will receive the retirement benefit resulting from the higher of the two formulas.

The Executive Supplemental Retirement Plan (ESRP) is a noncontributory, nonqualified defined benefit plan that provides additional retirement benefits to the Named Executive Officers and certain other members of management who are eligible to receive either a FAPP or Nimo Plan benefit and whose compensation exceeds legal limits under the applicable plan or who are otherwise selected for participation. Depending on the participant, the ESRP may provide for unreduced benefits payable as early as age 55, may enhance the qualified plan formula, may give credit for more years of service, or may award benefits not otherwise payable due to limits on benefits that can be provided under the qualified plan. ESRP participants who formerly participated in the Niagara Mohawk Supplemental Executive Retirement Plan (Niagara Mohawk SERP) are entitled to a minimum benefit calculated based on the terms of that plan frozen as of the merger date.

Pension Plan Tables

The following tables show the maximum retirement benefit (adjusted for Social Security, if applicable) an executive officer can earn in aggregate under the applicable qualified plan (FAPP or the Nimo Plan) together with the ESRP or the Niagara Mohawk SERP, as applicable. The benefit calculations are made as of March 31, 2003 and assume the officer has selected a straight life annuity commencing at age 65. Annual compensation limits of $200,000 under a tax-qualified plan will reduce the portion payable under the qualified pension plan for some highly compensated officers. The benefits listed are shown without any joint and survivor benefits. If a participant elected a 100 percent joint and survivor benefit at age 65, with a spouse of the same age, the benefit shown in the table would be reduced by approximately 16 percent.

MAXIMUM PENSION BENEFIT – ESRP

Five-Year Average Compensation	Years of Service
	10	15	20	25	30	35
$100,000	$18,922	$27,383	$35,844	$44,056	$52,267	$57,228
$150,000	$29,922	$43,383	$56,844	$69,931	$83,017	$91,228
$200,000	$40,922	$59,383	$77,844	$95,806	$113,767	$125,228
$250,000	$51,922	$75,383	$98,844	$121,681	$144,517	$159,228
$300,000	$62,922	$91,383	$119,844	$147,556	$175,267	$193,228
$350,000	$73,922	$107,383	$140,844	$173,431	$206,017	$227,228
$400,000	$84,922	$123,383	$161,844	$199,306	$236,767	$261,228
$450,000	$95,922	$139,383	$182,844	$225,181	$267,517	$295,228
$500,000	$106,922	$155,383	$203,844	$251,056	$298,267	$329,228

MAXIMUM PENSION BENEFIT – NIAGARA MOHAWK SERP

Three-Year Average Annual Salary	Years of Service
	10	15	20	25	30	35
$150,000	$ 45,000	$67,500	$ 79,554	$ 79,554	$ 79,554	$ 79,554
250,000	75,000	112,500	139,554	139,554	139,554	139,554
350,000	105,000	157,500	199,554	199,554	199,554	199,554
450,000	135,000	202,500	259,554	259,554	259,554	259,554
550,000	165,000	247,500	319,554	319,554	319,554	319,554
650,000	195,000	292,500	379,554	379,554	379,554	379,554
750,000	225,000	337,500	439,554	439,554	439,554	439,554
850,000	255,000	382,500	499,554	499,554	499,554	499,554
900,000	270,000	405,000	529,554	529,554	529,554	529,554

For purposes of the pension program, the Named Executive Officers had approximately the following credited years of benefit service at March 31, 2003:

Years of service

NATIONAL GRID USA
Richard P. Sergel	24
Michael E. Jesanis	19

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	24
Anthony C. Pini	24
Clement E. Nadeau	30
Joseph T. Ash, Jr.	33
Steven W. Tasker	15

NEW ENGLAND POWER COMPANY
Peter G. Flynn	21
Marc F. Mahoney	26
Masheed H. Rosenqvist	21

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	16
Edward J. Dienst	25
Nancy H. Sala	33
Barbara Hassan	33
Robert H. McLaren	28

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	16
Edward J. Dienst	25
Michael F. Ryan	8

Mr. Edwards received the Niagara Mohawk SERP benefit at the merger of Niagara Mohawk with National Grid and is eligible to receive a pension benefit under the ESRP, to be offset by the SERP benefit already received. Mr. Dienst received a partial Niagara Mohawk SERP benefit in December 2001 and is eligible to receive a pension benefit under the ESRP, to be offset by both the partial SERP benefit already paid and the remaining SERP benefit still payable. Mr. Nadeau and Mr. Tasker will receive the higher of the pension benefit paid under the ESRP or that paid under the Niagara Mohawk SERP. Mr. Ash is eligible for the Niagara Mohawk SERP and is not eligible for the ESRP. Mr. Pini is eligible for the ESRP and is not eligible for the Niagara Mohawk SERP.

At retirement, the Named Executive Officers and certain members of management may become eligible for post-retirement health and life insurance benefits determined based on their age and service. The executive may be required to contribute to the cost of benefits, depending on date of hire and total years of service.

Payments on a Change in Control or Termination of Employment

Several Named Executive Officers have agreements with National Grid USA that provide for payments on a change in control or termination of employment. Those provisions are summarized below. In addition, all of the Named Executive Officers are subject to benefit and compensation plans of more general application, some of which also certain change in control provisions, also summarized below.

Mr. Sergel. National Grid USA is also a party to an employment agreement with Mr. Sergel dated March 22, 2000 which remains in effect for 36 months from March 22, 2000 plus, as of March 22, 2002, one additional day and one additional day each day thereafter until either party notifies the other that the employment period shall not continue to be extended.

In accordance with the terms of Mr. Sergel’s employment agreement, if Mr. Sergel is terminated without cause or by Mr. Sergel for Good Reason (as defined in his agreement) Mr. Sergel will be entitled to receive (in addition to any normal post-term compensation and benefits) (1) a lump sum payment of: (a) any portion of his annual base salary through his Date of Termination (as defined in his agreement) that had not been paid and (b) a bonus amount under National Grid USA Companies’ Incentive Compensation Plan and Incentive Share Plan or successors of any such plans (collectively the Incentive Plan) representing the target Incentive Compensation (as defined in his agreement) for the year that would otherwise vest and/or become payable within the year in which his Date of Termination occurs, computed by assuming that the amount of all such target Incentive Compensation would be equal to the amount of such target Incentive Compensation that Mr. Sergel would have been eligible to earn for such period, and multiplying that amount by a fraction, the numerator of which is the number of days in such period through his Date of Termination, and the denominator of which is the total number of days in the relevant period; (c) any compensation previously deferred by Mr. Sergel that has not yet been paid; and (d) any accrued but unpaid Incentive Compensation and/or vacation pay); (2) if Mr. Sergel’s employment is terminated within 2 years following a Change in Control (as defined in his agreement), Mr. Sergel will receive the following benefits: (a) a lump sum cash payment equal to (i) three times the sum of his annual base salary as if he had remained employed through said period; and (ii) three times the higher of the average of the annual bonuses awarded him under the Incentive Plan for the three years preceding March 22, 2000 or the three years preceding his Date of Termination (excluding stock options); (b) continuation for 36 months of (or the equivalent of, if such benefits can’t be provided to Mr. Sergel under said plans or programs) (i) accrual of his supplemental retirement benefits (as defined in the Supplemental Retirement Incentive Plan), (ii) all welfare benefit plans and programs provided to senior officers by National Grid USA, including but not limited to medical, dental, prescription, disability, group life insurance, employee life insurance, accidental death and travel accident insurance, reduced to the extent Mr. Sergel receives such benefits from a subsequent employer without cost to him, (iii) all applicable incentive savings and retirement plans and programs provided to senior officers by National Grid USA and (iv) all fringe benefits provided to senior officers of the National Grid USA; (3) reimbursement of legal fees and expenses, if any, incurred by him in disputing in good faith any issue relating to his termination of employment; (4) if any payment or distribution by National Grid USA or interest or penalty on such payment or distribution (Payment) is subject to the excise tax as imposed pursuant to Section 4999 of the Code, a “gross-up” payment in an amount equal to the excise tax, including any interest or penalties imposed upon such Payment and applicable taxes thereon; and (5) any restrictions on restricted stock outstanding on Mr. Sergel’s Date of Termination shall lapse as of said date, any outstanding incentive compensation awards with vesting and/or payment contingent upon attainment of individual, company or affiliate performance goals shall, for purposes of awards considered short-term by National Grid, be deemed satisfied at 90% of “Maximum” level and paid, in a lump sum cash payment within five (5) days of the Date of Termination, pro rata for the portion of the performance year through the Date of Termination, and all National Grid Options outstanding as of the Date of Termination under the Scheme shall be governed by the terms of the Scheme. If Mr. Sergel’s employment is terminated after May 22, 2002 but before a Change in Control or more than two years following a Change in Control, Mr. Sergel will receive all of the benefits described in (2)(a) and (b) above, except he will receive the equivalent of 18 months of benefits rather than 36 months of benefits.

Mr. Jesanis and Ms. LaFleur. National Grid USA is a party to change in control agreements with Mr. Jesanis and Ms. LaFleur dated March 1, 1998 and amended March 15, 2003, both of which remain in effect for 36 months beyond the month in which a (1) Change in Control of National Grid (as defined in the agreement) or (2) Major Transaction (as defined in the agreement) occurs. In accordance with the terms of these agreements, if the executive’s employment is terminated without cause by National Grid USA or for Good Reason (as defined in the agreement) by the executive within 36 months following the event described in clause (1) or (2), National Grid USA will provide the executive with the severance payments and benefits described below.

In the event the executive’s employment is terminated without cause by National Grid USA or for Good Reason by the executive within 36 months following the month in which the Major Transaction or Change in Control occurs, the executive will be entitled to receive (in addition to any compensation and benefits payable to the executive through the executive’s Date of Termination (as defined in the agreement) according to the terms of said plans and any normal post-term compensation and benefits as they become due): (1) in lieu of any other salary payments: a lump sum cash payment equal to three times the sum of (a) the higher of (i) the executive’s annual base salary in effect at the time of termination or (ii) the executive’s annual base compensation in effect immediately prior to the Change in Control or Major Transaction and (b) the higher of (i) the average of the annual bonuses awarded him or her under the National Grid USA Companies’ Incentive Plan for the three performance years preceding the year in which the executive’s Date of Termination occurs or (ii) the average of the annual bonuses awarded him or her pursuant to the Incentive Plan for the three performance years preceding the year in which the Change in Control or Major Transaction occurs; (2) in addition to the retirement benefits to which the executive is entitled, a lump sum cash payment equal to the excess of (a) the actuarial equivalent of the retirement pension which the executive would have accrued under the terms of each Pension Plan (as defined in the agreement) of National Grid USA (determined as if the executive (i) were fully vested thereunder and had accumulated 36 additional months of service credit thereunder and (ii) had been credited under each Pension Plan during such 36 month period with compensation at the higher of (A) the executive’s compensation during the 12 months immediately preceding the executive’s Date of Termination or (B) the executive’s compensation during the 12 months immediately preceding the Change in Control or Major Transaction) over (b) the actuarial equivalent of the retirement pension which the executive had actually accrued pursuant to the provisions of each pension plan as of the Date of Termination; (3) the continuation of life, disability, accident and health insurance benefits substantially similar to those which the executive had received prior to his/her Date of Termination for 36 months following the Date of Termination, reduced to the extent the executive receives such benefits or such benefits are made available to the executive from a subsequent employer, without cost to the executive; (4) if the executive would have otherwise been entitled to post-retirement health care or life insurance had the executive’s employment terminated at any time during the 36 months following the executive’s Date of Termination such post-retirement health care and life insurance commencing on the later of (a) the date that such coverage would have first become available to the executive and (b) the date that the benefits described in clause (3) above terminate; and (5) the reimbursement of legal fees and expenses, if any, incurred by the executive in disputing in good faith, any issue relating to the termination of the executive’s employment. Notwithstanding the above, the payments and benefits to be provided to the executive will be reduced to the extent necessary to avoid imposition of the Excise Tax (as defined in the change in control agreements) pursuant to Section 4999 of the Code; provided that such reduction would yield a greater result to the executive than actual payment by the executive of the Excise Tax.

Mr. Edwards and Mr. Dienst. Mr. Edwards and Mr. Dienst have employment agreements with National Grid USA, which will remain in effect until January 31, 2005. The termination provisions in the two agreements are identical. If Mr. Edwards or Mr. Dienst, as the case may be, terminates his employment for good reason or National Grid USA terminates his employment without cause, Mr. Edwards, or Mr. Dienst, will be entitled to a lump sum severance benefit equal to four times his base salary. The applicable executive will also be entitled to employee benefit plan coverage for medical, prescription drug, dental and hospitalization benefits and payment of premiums for life insurance for the remainder of his life. His coverage under other employee benefit plans will continue for four years. In the event that the severance payments to the applicable executive subject him to excise tax on excess parachute payments under the Internal Revenue Code, he would be reimbursed for such excise tax (plus the income tax and excise tax payable on such reimbursement). In the event of a dispute over the executive’s rights under the agreement, National Grid USA will pay the executive’s reasonable legal fees with respect to the dispute unless the executive’s claims are found to be frivolous.

As used in Mr. Edwards’s and Mr. Dienst’s employment agreements, “good reason” generally means a materially adverse change in duties, reduction in salary or benefits or relocation by more than 50 miles, all as determined by Mr. Edwards, or Mr. Dienst, in good faith. Termination for “cause” generally arises on willful failure to perform duties, commitment of a felony, gross neglect or willful misconduct resulting in material economic loss to National Grid USA or its subsidiaries or breach of certain confidentiality and non-compete provisions. “Cause” must be determined by a vote of three-fourths of National Grid USA’s Board of Directors after a meeting at which the applicable executive and his legal counsel are entitled to be heard.

Messrs. Ash, Nadeau and Tasker. Messrs. Ash, Nadeau and Tasker have change in control agreements with National Grid USA, which will remain in effect until January 31, 2004. If the officer terminates his employment for good reason or National Grid USA terminates the officer’s employment without cause, the officer will be entitled to a lump sum severance benefit equal to two times the officer’s base salary, plus two years of employee benefit plan coverage. “Good reason” and “cause” are defined in these agreements as they are in Mr. Edwards’s and Mr. Dienst’s employment agreements.

Executive officers generally. Under the National Grid USA companies’ bonus plans, including the Incentive Plan, in the event of a change in control, each Named Executive Officer would receive a cash payment in an amount equal to the average annual bonus percentage for the incentive compensation plan level for the three prior years multiplied by that officer’s annualized base compensation. These payments would be made in lieu of the bonuses under these plans for the year in which the change in control occurs. In addition, provisions in the Retirees Health and Life Insurance Plan prevent changes in benefits adverse to the participants for three years following a change in control. Upon a change in control of National Grid USA, a participant in the deferred compensation plan may elect to receive a full distribution from the participant’s accounts plus the actuarial value of future benefits in relation to the insurance-related benefits under a prior plan, all less 10 percent.

Security Ownership of Directors and Officers

With respect to National Grid USA and its major utility subsidiaries, the following table indicates the number of ordinary shares of National Grid Transco beneficially owned as of June 19, 2003 by: (a) each director; (b) each of the Named Executive Officers; and (c) all directors and executive officers of the company as a group. Except as indicated, each such person has sole investment and voting power with respect to the shares shown as being beneficially owned by such person, based on information provided to National Grid USA. Each person listed in this table owns less than one percent of the outstanding equity securities of National Grid Transco.

Name	Number of Shares Beneficially Owned*

NATIONAL GRID USA
Richard P. Sergel (a)	511,930
Michael E. Jesanis	34,925
Roger Urwin (a)	836,369
John G. Cochrane	24,860
William G. Edwards	24,000
Steven Holiday (a)	344,434
Cheryl A. LaFleur	24,200
Steve Lucas (a)	289,112
Lawrence J. Reilly (b)	27,740
Fiona Smith (c)	232,069
Nick Winser	17,489
All directors and officers as a group (12 persons)(b)	2,367,803

NIAGARA MOHAWK POWER CORPORATION
William F. Edwards	24,000
Clement E. Nadeau	24,300
Kwong O. Nuey, Jr.	16,445
Anthony C. Pini	16,705
Steven W. Tasker	12,820
Joseph T. Ash, Jr.	17,845
Michael E. Jesanis	34,925
All directors and officers as a group (11 persons)	229,840

NEW ENGLAND POWER COMPANY
Peter G. Flynn	29,040
Stephen P. Lewis	1,671
John G. Cochrane	24,860
Marc F. Mahoney	16,710
Lawrence J. Reilly (b)	27,740
Masheed H. Rosenqvist	9,795
Michael E. Jesanis	34,925
Nick Winser	17,489
All directors and officers as a group (10 persons)(b)(d)	145,255

MASSACHUSETTS ELECTRIC COMPANY
Cheryl A. LaFleur	24,200
Nancy H. Sala	13,105
Barbara Hassan	17,245
Robert H. McLaren	14,120
Edward J. Dienst	26,885
John G. Cochrane	24,860
Michael E. Jesanis	34,925
Lawrence J. Reilly (b)	27,740
Richard P. Sergel (a)	511,930
All directors and officers as a group (12 persons)(a)(b)	713,770

THE NARRAGANSETT ELECTRIC COMPANY
Cheryl A. LaFleur	24,200
Michael F. Ryan	8,050
Edward J. Dienst	26,885
John G. Cochrane	24,860
Michael E. Jesanis	34,925
Lawrence J. Reilly (b)	27,740
Richard P. Sergel (a)	511,930
All directors and officers as a group (11 persons)(a)(b)	708,040

*	This number is expressed in terms of ordinary shares. It includes American Depositary Receipts listed on the New York Stock Exchange, each of which represents five ordinary shares.
(a)	As reported in National Grid Transco’s Annual Report on Form 20-F filed June 11, 2003.
(b)	Includes shares held by Mr. Reilly’s spouse.
(c)	Ms. Smith’s beneficial ownership is reported in accordance with the methodology used in National Grid Transco’s 20-F.
(d)	Does not include securities held by Mr. Flynn, as he was not a director or officer of New England Power as of the filing of its Form 10-K.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

(1) None. Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

(2) Year Ended March 31, 2003.

Name of Recipient or Beneficiary (by Company)	Purpose (A)	Accounts charged, if any, per books of Disbursing Company	Amount

National Grid Transco plc
Confederation of British Industry		National Grid Transco plc	$69,559.30
Other (Business Forums)	(B)	National Grid Transco plc	$7,862.01
Other (Consultants)	(C)	National Grid Transco plc	$166,911.02

National Grid USA Service Company, Inc.
New England Legal Foundation		426.1	$15,000.00
Other (3)		426.1	$9,950.00
Skadden, Arps, Slate	(D)	426.4	$15,561.00
Kearney, Donovan & McGee, PC	(D)	426.4	$31,720.66
Halloran & Sage	(D)	426.4	$37,418.00
Stuntz, Davis & Staffier, PC	(D)	426.4	$45,000.00
Alliance for Competitive Electricity		426.4	$50,000.00
American Continental Group Inc.		426.4	$50,000.00
National Council of Negro Women		426.4	$122,537.05
Choate, Hall & Stewart	(D)	426.4	$177,782.76
Edison Electric Institute		426.4	$1,156,411.00
Other (13)		426.4	$24,043.89
Harvard University Electric Policy Group		930.2	$32,500.00
Other (6)		930.2	$5,189.62

National Grid USA
Coalition against Taxpayer Funded Political Campaigns		426.4	$15,000.00
Other (3)		426.4	$7,253.92

New England Power Company
Other (1)		426.1	$25.00
Other (5)		426.4	$1,853.95
Harvard University Electric Policy Group		930.2	$32,500.00
Other (1)			$8,700.00

Massachusetts Electric Company
Other (5)		426.1	$10,100.00
Joyce & Joyce	(D)	426.4	$43,000.00
Other (8)		426.4	$2,809.81
Other (4)		930.2	$14,265.47
Name of Recipient or Beneficiary (by Company)	Purpose (A)	Accounts charged, if any, per books of Disbursing Company	Amount

The Narragansett Electric Company
Other (1)		426.1	$2,425.00
RI Economic Policy Development Corp.		426.1	$20,000.00
Trion Communications	(D)	426.4	$40,293.10
John G Coffey, Esq.	(D)	426.4	$10,000.00
George D. Caruolo		426.4	$30,000.00

Granite State Electric Company
Gallagher, Callahan and Gartrell	(D)	426.4	$66,550.85

Niagara Mohawk Power Corporation
Wilson, Elser, Moskowitz	(D)	426.40	$224,060.89
Decision Strategies Group		426.40	$137,500.00
Energy Association of N.Y.		426.40	$126,092.88
Francis Sanzillo & Associates	(D)	426.40	$82,940.50
David E. Langdon Associates	(D)	426.40	$52,500.00
NYPROCOA, Inc.	(D)	426.40	$67,500.00
Business Council of N.Y. State		426.40	$31,337.50
Hiscock & Barclay, LLP	(D)	426.40	$30,596.58
Other (Legislative Forum)		426.40	$13,501.55
Others		426.40	$56,713.93
American Gas Association		930.20	$377,382.00

(A)	All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)	Payments made to business forums in the United Kingdom
(C)
Payments for consultant services in the United Kingdom and European Union provided by public affairs consultants. Services do not include direct or indirect lobbying on behalf of National Grid Transco plc or its subsidiaries.

(D)	Payments for legislative services.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I

Transaction	Serving Company	Receiving Company	Compensation FY 2003
Phase I Terminal Facility Support Agreement (1)	NEET	NEP	$298,723
Phase II Massachusetts Transmission Facilities Support Agreement (2)	NEHTEC	NEP	$1,253,660
Phase II New Hampshire Transmission Facilities Support Agreement (3)	NEHTC	NEP	$1,091,262

(1)	Agreement dated 12/1/81 as amended was in effect at 3/31/03.

(2)	Agreement dated 6/1/85 as amended was in effect at 3/31/03.

(3)	Agreement dated 6/1/85 as amended was in effect at 3/31/03.

Part II

None.

Part III

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I
Paragraph (a)

(a)
Lattice Group plc, a company organised under the laws of England and Wales, whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company, which is an intermediate holding company for National Grid Transco’s interests in the gas and telecoms infrastructure businesses and associated services.

Lattice Group plc has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, Lattice Group plc has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

	1.1					National Grid Properties Ltd, a company organised under the laws of England and Wales, holds interests in properties on behalf of National Grid Company plc.

	1.2					Transco Holdings plc is an intermediate holding company for National Grid Transco’s interests in the gas infrastructure business in the UK and associated services.

	1.2.1					Transco plc is the gas transmission company in the UK. Transco is subject to regulatory control within the UK, overseen by the Office of Gas and Electricity Markets.

	1.2.1.1	British Transco International Finance BV, a company organised under the laws of the Netherlands, is a finance company providing financial services to Transco

1.2.1.2
C4Gas SA, a company organised under the laws of Belgium and in which Transco owns 47.5%, its activities are aimed at improving purchasing and increasing supply chain efficiencies in the European gas transportation industry

	1.2.1.3	British Transco Capital Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

	1.2.1.4	British Transco Finance Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

	1.2.1.5	British Transco Finance (No 3) Ltd provides financial management services to Transco

	1.2.1.6	British Transco Finance (No 5) Ltd provides financial management services to Transco.

	1.2.1.7	Joint Radio Company Ltd, in which Transco owns 50%, manages the radio spectrum allocation for licence holders under the Wireless Telegraphy Act in the UK.

	1.2.1.8	Transco Metering Services Ltd provides installation, maintenance and meter reading services to gas shippers in the UK.

	1.2.1.9	British Transco Finance (No 1) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

		1.2.1.9.1	British Transco Finance (No 2) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

	1.3					Lattice Group Holdings Ltd is an intermediate holding company for Lattice Group’s interests in non-regulated businesses

	1.3.1	Advantica Technologies Ltd provides technology-based solutions to Transco, other utilities and pipeline operators worldwide.

	1.3.1.1	Advantica Corporate Ventures Ltd invests in the equity of small innovative companies whose products or markets are of strategic importance to the main business of Advantica.

		1.3.1.1.1	Cogsys Ltd develops and markets intelligent computer software systems

	1.3.1.2	Risx Ltd provides risk management consultancy services

	1.3.1.3	Stoner Associates Europe Ltd provides simulation software and related engineering services

	1.3.2	Lattice Group International Holdings Ltd is an intermediate holding company for certain overseas interests of the Lattice Group.

1.3.2.1
Viavera GmbH, a company incorporated under the laws of Germany and in which Lattice Group Interantional Holdings owns 40%, provides gas logistic services for gas transportation to gas traders/retailers, network owners and industrial customers in Europe.

	1.3.2.2	Lattice Group US Holdings Inc, a company incorporated under the laws of Delaware, is an intermediate holding company for Advantica’s interests in the USA.

		1.3.2.2.1	Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

			1.3.2.2.1.1	Advantica Pty Ltd, a company incorporated under the laws of Victoria, Australia, provides technology-based solutions to pipeline operators in Australia.

		1.3.2.2.2	Stoner Associates Inc, Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

	1.3.3	Secondsite Property Portfolio Ltd, is an intermediate holding company for the property interests of the Lattice Group.

	1.3.3.1	Secondsite Property Holdings Ltd manages the property portfolio of land and buildings for the Lattice group of companies.

	1.3.3.2	Secondsite Land Investments Ltd develops property for the purposes of receiving rental income.

	1.3.3.3	Port Greenwich Ltd acquires, develops, manages and disposes of land and property.

	1.3.4	Lattice Intellectual Property Ltd holds trademarks, patents, copyrights and service marks on behalf of the Lattice Group of companies.

	1.3.5	Eastlands (Benefits Administration) Ltd provides pensions trustee and administration services, payroll services and management and financial accounting services.

	1.3.6	Lattice Energy Services Ltd provides energy infrastructure solutions for large energy users in the industrial and commercial market.

	1.3.7	NGT Insurance Company (Isle of Man) Ltd, a company incorporated in the Isle of Man, provides insurance services to the Lattice group of companies.

	1.3.8	Lattice Telecom Finance (No 1), a company incorporated in the Isle of Man Ltd, provides financial management services to the telecoms businesses within the Lattice group of companies.

	1.3.9	Lattice Group Trustees Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

	1.3.10	Lattice Group Employee Benefit Trust Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

	1.3.11	Fulcrum Connections Ltd provides gas connection services on behalf of Transco.

	1.3.12	Telecom International Holdings Ltd is an intermediate holding company for the telecoms interests of the National Grid Transco group.

	1.3.12.1	Urband Ltd, in which Telecom International Holdings Ltd owns 50%, provides and installs fibre optic equipment to the wholesale telecommunications market.

	1.3.12.2	Bulldog Communications Ltd, in which Telecom International Holdings Ltd owns 20%, is involved in planning and building a Digital Subscriber Line network in the UK.

	1.3.12.3	Gridcom (UK) Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

		1.3.12.3.1	Gridcom Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

		1.3.12.3.2	RT Masts Ltd constructs and maintains telecommunications masts.

		1.3.12.3.3	STC International Holdings Ltd is an intermediate holding company for part of Gridcom’s interest in radio sites.

			1.3.12.3.3.1	Aerial Group Ltd is an intermediate holding company for part of Gridcom’s interest in radio sites.
				1.3.12.3.3.1.1	Aerial UK Ltd is an intermediate holding company for part of Gridcom’s interest in radio sites.

					1.3.12.3.3.1.1.1	Gridcom Aerial Sites plc the management of radio sites and the provision of related engineering services.

(b)
National Grid Holdings Limited (“National Grid Holdings”), a company organized under the laws of England and Wales whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company in the National Grid system.

National Grid Holdings has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

1.
National Grid Company plc (“NGC”) is the electricity transmission company in England and Wales. As a transmission asset owner, NGC provides a transmission service on a for-profit, non-discriminatory basis and maintains and makes improvements to optimise access to the transmission system of England and Wales. As system operator, it also matches generation and demand on the transmission system in real time through a balancing services activity, and procures ancillary services to ensure network security and stability. NGC is subject to regulatory controls overseen by the United Kingdom regulator, The Office of Gas and Electricity Markets, in respect of its transmission asset owner activities and its system operator activities.

1.1
Elexon Limited (“Elexon”) carries on the business of implementing the Balancing and Settlement Code (“BSC”), as established under NGC’s transmission licence, on a non-profit basis. Although, NGC is the registered owner of Elexon’s shares, under the terms of the BSC Elexon has ceased to be controlled by National Grid Transco.

	1.2					NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid Transco.

2.	EnMO Limited, in which National Grid Holdings owns 75%, was formed to operate the final day (balancing) gas market in Great Britain.

3.	NGG Telecoms Holdings Limited is an intermediate holding company.

4.	National Grid One Limited provides financial management services to National Grid Transco companies.

5.	National Grid Two Limited provides financial management services to National Grid Transco companies.

6.	National Grid Four Limited is an intermediate holding company for part of National Grid Holdings’ interest in Energis plc.

7.
NGT Insurance Company (Guernsey) Limited is a company organized in Guernsey in connection with the self-insured retention of NGC’s transmission assets. National Grid Holdings holds all of the ordinary shares of National Grid Insurance Limited and an unaffiliated bank holds its preference shares remaining in issue.

8.	National Grid Gold Limited provides financial management services to National Grid Transco companies.

9.	National Grid Jersey Holdings Three Limited is a company organized under the laws of Jersey and is a holding company for National Grid Transco’s interest in First Point Energy Corporation.

9.1
First Point Energy Corporation (formerly MyUtility.Com.Inc), in which National Grid Jersey Holdings Three Limited has a 10% interest, is a corporation organized under the laws of the state of Delaware and is engaged in the provision of on-line energy saving solutions.

10.	National Grid Jersey Holdings Four Limited is a company organized under the laws of Jersey and is a holding company, currently inactive.

11.	National Grid Jersey Holdings Five Limited, a company organized under the laws of Jersey, is an intermediate holding company for part of National Grid Holdings’ interest in Energis plc.

	11.1					National Grid Three Limited is an intermediate holding company for part of National Grid Holdings’ interest in Energis plc,

	11.1.1	NGG Telecoms Limited is an intermediate holding company.

	11.1.1.1	Energis plc, in which the group has an economic interest in 32.55%, is in administration.

12.	NGG Telecoms Investment Limited is a holding company for part of National Grid Holding’s investment in Energis plc.

13.	National Grid Five Limited is an intermediate holding company.

	13.1					NGC Two Limited is an intermediate holding company and business development vehicle.

	13.1.1	The National Grid Investments Company is an unlimited company and carries on business as an investment company.

	13.2					National Grid Six Limited provides financial management services to National Grid Transcocompanies.

	13.3					NatGrid Finance Holdings Limited provides financial management services to National Grid Transco companies.

	13.3.1	NatGrid Finance Limited provides financial management services to National Grid Transco companies.

	13.3.1.1	NG Jersey Limited is a company organized in Jersey which provides financial management services to National Grid Transco companies.

	13.3.1.2	NG Investments Limited is a company organized in Jersey which provides financial management services to National Grid Transco companies.

		13.3.1.2.1	NatGrid Investments Limited provides financial management services to National Grid Transco companies.

13.4
National Grid International Limited is the intermediate holding company for a number of National Grid Holding’s current or planned investments outside the United Kingdom, including operations in South America, India, Africa, Continental Europe and Australia. National Grid International Limited has several active direct subsidiaries, a number of indirect subsidiaries and is a limited partner in a limited liability partnership, as follows:

	13.4.1	National Grid Overseas Limited is an intermediate holding company.

	13.4.1.1	National Grid Overseas Two Limited is a former intermediate holding company.

	13.4.2	National Grid Seven Limited is an intermediate holding company for all of the South American and African interests held by National Grid Holdings.

	13.4.2.1	National Grid Holdings B.V. is organized in the Netherlands and is a holding company for National Grid Holdings’ operations in Brazil, Chile, Argentina and Zambia.

		13.4.2.1.1	National Grid Brazil B.V., a company organized in the Netherlands, is a holding company for National Grid’s investment in JVCO Participacoes Ltda.

13.4.2.1.1.1
JVCO Participacoes Ltda, of which National Grid Brazil B.V. owns 50%, is a company organized under the laws of Brazil and is a telecommunications joint venture vehicle for the National Grid group, France Telecom and Sprint Corporation.

13.4.2.1.1.1.1
Holdco Participacoes Ltda (“Holdco”) is a company organized under the laws of Brazil and is a 100% subsidiary of JVCO Participacoes Ltda. Holdco is a joint venture vehicle for the National Grid Transco’s Brazilian telecom operations

					13.4.2.1.1.1.1.1	Intelig Telecommunicacoes Ltda (“Intelig”) is a company organized under the laws of Brazil and is a 100% subsidiary of Holdco. Intelig is engaged in telecommunications in Brazil.

	13.4.2.1.2	National Grid Zambia B.V., a company formed under the laws of the Netherlands, is a holding company for National Grid Transco’s interest in Copperbelt Energy Corporation plc (“Copperbelt”).

13.4.2.1.2.1
Copperbelt, a Zambian corporation, is some 38.5% owned by National Grid Zambia B.V. and is engaged in generating, buying, selling and transmitting electricity to meet the needs of the copper mining region of Zambia.

		13.4.2.1.3	National Grid Finance BV is a company formed under the laws of the Netherlands that serves as a holding company for National Grid Transco’s electricity transmission operations in Argentina.

13.4.2.1.3.1
Compania Inversora En Transmicion Electrica Citelec S.A. ("Citelec”) is a company organized under the laws of Argentina and in which the National Grid Transco holds a 42.5% interest. Citelec is a holding company for the Transener business.

13.4.2.1.3.1.1
Compania de Transporte de Energia Electrica en Alta Tension Transener S.A. (“Transener”), in which Citelec holds an approximately 65% interest, is a company organized under the laws of Argentina and is the owner of the primary electricity transmission system that services Argentina.

13.4.2.1.3.1.1.1
Empresa de Transporte de Energia Electrica por Distribucion Troncal de la Provincia de Buenos Aires Sociedad Anonima (“Transba”), a company organized under the laws of Argentina, is a regional transmission system owner in Argentina. Transba is 90% owned by Transener.

		13.4.2.1.4	National Grid Brazil Finance is an unlimited company and provides financial management services to group companies.

13.4.2.1.5
National Grid Poland B.V. is a company formed under the laws of the Netherlands and is the holding company for the National Grid group’s 18.5% interest in Energis Polska Sp. z o.o. (formerly NG Koleje Telekomunikacja Sp. z o. o.), a Polish telecommunications joint venture (which interest was, on 31 March 2001, held by National Grid International Limited).

		13.4.2.1.6	National Grid Holland Limited provides financial management services to group companies.

		13.4.2.1.7	National Grid Manquehue B.V. (“Manquehue BV”) is a holding company organized under the laws of the Netherlands and former holding company for the National Grid Transco’s investment in Chile.

		13.4.2.1.8	National Grid Fourteen Limited is an intermediate holding company for National Grid Transco's interests in Chile.

			13.4.2.1.8.1	National Grid Chile BV (“Chile BV”) is a holding company organized under the laws of the Netherlands and is the holding company for National Grid Transco’s interests in Chile

				13.4.2.1.8.1.1	Inversiones ABC Ltda is a holding company organized under the laws of Chile.

	13.4.3	National Grid (IOM) UK Limited is a former holding company and is organized under the laws of the Isle of Man.

	13.4.4	Network Mapping Limited provides survey data of power utility assets, and offers related services to customers.

	13.4.5	National Grid Indus B.V. is a company organized under the laws of the Netherlands and is a business development vehicle.

	13.4.6	NG Australia GP Pty Limited is a company organized under the laws of Capital Territory, Australia and carries on the business of general partner in National Grid Australia LLP.

13.4.7
NG Australia LLP is a limited liability partnership established under the laws of the state of Victoria, Australia by National Grid Australia GP Pty Limited as general partner and National Grid International Limited as limited partner for the purpose of acquiring and holding investments.

	13.4.7.1	National Grid Australia Pty Limited is a company organized under the laws of Capital Territory, Australia as a holding company for National Grid Australia LLP’s investment in Basslink Pty Limited.

13.4.7.1.1
Basslink Pty Limited is a company organized under the laws of Capital Territory, Australia and engaged in development of an electrical interconnector between the Australian states of Tasmania and Victoria.

	13.4.8	NG Procurement Holdings Limited is an intermediate holding company.

13.4.8.1
National Grid Procurement B.V. is a holding company organized in the Netherlands and holds the National Grid Transco’s interest of approximately 7.5% in Eutilia N.V., a company engaged in the development of an electronic business to business supply for goods and services to the European utilities sector. Eutilia N.V. is a joint venture involving a number of European utilities companies.

	13.4.9	Britned Development Limited is a 50% joint venture, with a view to establishing a submarine cable link between the UK and the Netherlands.

	13.4.10	National Grid Zambia Limited is a holding company, currently inactive.

14.	National Grid (Ireland) 1 Limited is an intermediate holding company, holding 26% of National Grid Nine Limited.

	14.1					National Grid (Ireland) 2 Limited is an intermediate holding company, holding 74% of National Grid Nine Limited.

	14.1.1	National Grid Nine Limited provides financial management services to National Grid Transco companies.

The following system companies* have interests in National Grid Holdings:

Name of Company Description of Interest

National Grid Holdings One plc 99,999,999 ordinary shares of 1 GBP each
* One ordinary share of 1 GBP is owned by NGT Nominees Limited and 1000 A ordinary shares of 1 GBP each are owned by National Grid One Limited.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.
Paragraph (b)

(b)	The aggregate amount of capital invested directly or indirectly by National Grid Transco plc in National Grid Holdings Limited and Lattice Group plc is set forth in the table below.
	National Grid Holdings $	Lattice Group $	Total $

Common stock investment	1,949,058,900	10,424,840,000	12,373,898,900
Loans	438,577,200	504,339,100	942,916,300
Guarantees	736,280,000	15,800,000	752,080,000

Total	$5,331,176,100	$10,944,979,100	$14,068,895,200

As at 31 March 2003, there was no debt or other financial obligation of National Grid Holdings or Lattice Group for which there is recourse, directly or indirectly to National Grid Transco plc or another system company (other than an exempt wholesale generator (EWG) or foreign utility company (FUCO)).

During the year ended 31 March 2003, National Grid Transco plc issued guarantees of of £200 million (US$316 million) in respect of a loan issued by National Grid Company plc and of £66 million (US$ 104.28 million) in respect of a loan facility granted to National Grid Australia LLP.

During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings or Lattice Group.

Paragraph C

The ratio of debt to common equity for National Grid Holdings (and subsidiaries) and for Lattice Group (and subsidiaries) is set forth in the table below.

	National Grid Holdings $	Lattice Group $

Debt	5,202,000,000	11,461,000,000
Equity	2,278,000,000	9,605,000,000

Debt to equity ratio	2.28	1.19

Net profit for the year ended 31 March 2003	656,000,000	532,000,000

Paragraph (d)

National Grid Company Limited provides certain services to National Grid USA Service Company, Inc. In accordance with Appendix C to the Commission’s order in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000), requiring the disclosure of transactions between any FUCO and any US system company, reference is made to National Grid USA Service Company’s Annual Reports on Form U-13-60 (file no. 049-00012) for the fiscal years ended March 31, 2002 and March 31, 2003.

Part II

Please see the organisational chart submitted as Exhibit G. Please see the financial data included within Item 10 and Exhibits.

Part III

The aggregate investment of National Grid Transco plc in EWGs and foreign utility companies is $14,068,895,200.

The ratio of the aggregate investment to the aggregate capital investment of National Grid Transco plc in its domestic public utility subsidiary companies is:

Investment in foreign utility companies in accordance with Rule 24	14,068,895,200
		=	217.2%
Investment in domestic public utility subsidiary companies	6,478,581,000

ITEM 9A. SUPPLEMENTARY INFORMATION

This information is furnished pursuant to Appendix B of the SEC Order dated January 16, 2002 (Release No. 35-27490).

(1)
The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by National Grid General Partnership or National Grid Holdings, Inc., or their special purpose subsidiaries: (a) as a result of any acquisition-related debt, (b) other merger or acquisition-related expense, and (c) as a result of any other income source or expense.

(a)
National Grid General Partnership (“NGGP”) incurred debt in the amount of $2,680 million for the purpose of financing the acquisitions of New England Electric System (“NEES”) and Eastern Utilities Associates (“EUA”). The acquisition related debt produced tax credits for NGGP of $23.5 million.

National Grid Holdings Inc. (“NGH Inc”) refinanced the debt previously incurred by NGGP, and incurred further debt in the amount of $1,030 million for the purpose of financing the acquisition of Niagara Mohawk Holdings Inc (“NMHI”). The total acquisition related debt of $3,710 million produced tax credits for NGH Inc of $76.4 million.

	(b)	Neither NGGP nor NGH Inc incurred any income tax credit as a result of any other merger or acquisition-related expense.

	(c)	NGGP incurred no income tax credit or liability from any other income source or expense. NGH Inc incurred an income tax credit of $155,000 in relation to net interest expense of $444,000.

(2)
A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing the interest costs and any assumptions used in the calculation.

The income tax credit described in Section 1(a) was calculated by determining the interest paid and the amortisation of the fee payable on refinancing, and adjusting this figure in accordance with applicable Internal Revenue Regulations to arrive at the deductible amount. The tax credit was calculated at the federal income tax rate of 35%.

		Interest and amortisation	$285.5 million
		Tax credit at 35%	$99.9 million

As agreed in the Second Amended and Restated Federal and State Income Tax Allocation Agreement, dated February 1, 2002, this income tax credit is allocated to NGGP and NGH Inc. in the amounts of $23.5 million and $76.4 million, respectively.

The income tax credit described in Section 1(c) arose in connection with the interest payments described in detail in item 4 below. The credit is calculated at the federal tax rate and allocated to the profitable operating subsidiaries in accordance with the Second Amended and Restated Federal and State Income Tax Allocation Agreement.

(3)	A description of how any acquisition-related funding is effected through all Intermediate Holding Companies.

The supplementary information provided in National Grid Transco’s U5S filing last year described how $8.3 billion of funding was effected through the then Intermediate Holding Companies.

Paragraph 3(d) of that filing referred to $5.4 billion of debt funding having been provided to National Grid (US) Investments 4 (“NGUSI4”) by National Grid (US) Holdings Ltd (“NGUSH”). That debt funding is now provided to NGUSI4 by other National Grid System companies. Apart from that change, the financing structure is as described in last year’s U5S filing.

(4)	A description of the amount and character of any payments made by each Intermediate Holding Company to any other National Grid Transco system company during the reporting period.

NGH Inc made interest payments to National Grid US LLC in the amount of $1.427 million during the reporting period. National Grid USA made interest payments to NGH Inc in the amount of $983,000. Other than those payments, and other than the payments necessary to implement the funding structure set out in question 3 above, no payments have been made by any Intermediate Holding Company to any other National Grid Transco system company during the reporting period.

(5)	A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

We confirm that the allocation of tax credits and liabilities was so conducted.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statement Supplements

	A-1	National Grid USA (consolidating)

	A-2	National Grid Transco plc (consolidated)

	A-3	National Grid (US) Holdings Limited (consolidated)

	A-4	National Grid (US) Investments 4

	A-5	National Grid (US) Partner 1 Limited

	A-6	National Grid (US) Partner 2 Limited

	A-7	National Grid General Partnership

	A-8	National Grid Holdings Inc.

	A-9	National Grid Holdings One plc (consolidated)

A.	Annual Reports

	1.	a.	National Grid Transco Annual Report on Form 20-F for the year ended March 31, 2003 (file no. 1-14958)

	1.	b.	National Grid Transco Annual Review for Stockholders for the year ended March 31, 2003 (filed herewith)

	2.	New England Power Company Annual Report on Form 10-K for the year ended March 31, 2003 (file no. 1-6564)

	3.	Niagara Mohawk Power Corporation Annual Report on Form 10-K for the year ended March 31, 2003 (file no. 1-2987)

B.	Corporate Documents

	1.	National Grid Transco plc:

		a.	Memorandum and Articles of Association (Exhibit 1 to Form 20-F for the year ended March 31, 2003 (Commission File No. 1-14958)).

	2.	Lattice Group plc:

		a.	Memorandum and Articles of Association (Filed herewith).

	3.	NGG Finance plc:

		a.	Memorandum of Association and Articles of Association (Filed herewith).

	4.	National Grid Holdings One plc:

		a.	Memorandum of Association and Articles of Association (Filed herewith).

	5.	National Grid Holdings Limited:

		a.	Memorandum and Association and Articles of Association (Exhibit B.2 to National Grid Group 2001 Form U-5-S).

	6.	National Grid (US) Holdings Limited:

		a.	Articles of Association (Filed herewith).

		b.	Memorandum of Association and Articles of Association (Filed herewith).

	7.	National Grid (US) Investments 4:

		a.	Memorandum of Association and Articles of Association (Filed herewith).

	8.	National Grid (US) Partner 1 Limited:

		a.	Memorandum of Association and Articles of Association (Filed herewith).

	9.	National Grid (US) Partner 2 Limited:

		a.	Memorandum of Association and Articles of Association (Filed herewith).

	10.	National Grid General Partnership:

		a.	General Partnership Agreement dated July 16, 1999 (Filed herewith).

		b.	Amendment No. 1 to General Partnership Agreement dated December 20, 2001 (Filed herewith).

		c.	Amendment No. 2 to General Partnership Agreement dated December 20, 2001 (Filed herewith).

		d.	Amendment No. 3 to General Partnership Agreement dated January 31, 2002 (Filed herewith).

	11.	National Grid Holdings Inc.:

		a.	Certificate of Incorporation filed May 16, 2001 and Certificate of Amendment filed December 5, 2001 (Filed herewith).

		b.	By-laws dated May 16, 2001 (Filed herewith).

	12.	National Grid USA:

a.
Certificate of Incorporation of Iosta, Inc. filed December 10, 1998 and Certificate of Amendment changing name to NGG Holdings, Inc. filed March 18, 1999 and Certificate of Merger with NGG Trustee LLCI and changing the name to National Grid USA filed March 22, 2000 and Certificate of Amendment filed June 26, 2000 (Exhibit 11.a to National Grid 2001 Form U-5-S, File 1-14958).

		b.	By-laws (Exhibit 11.b to National Grid 2001 Form U-5-S, File 1-14958).

	13.	New England Power Company:

a.
Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U-5-S); Articles of Amendment dated January 27, 1998 (Exhibit B.18.a to National Grid USA 1999 Form U-5-S); Articles of Amendment filed April 21, 2000 and Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 22.a to National Grid 2001 Form U-5-S, File 1-14958).

		b.	By-laws (Exhibit 3.2 to 2003 NEP Form 10-K, File 1-6564).

	14.	Connecticut Yankee Atomic Power Company:

		a.	Certificate of Incorporation as amended through October 15, 1998 (Filed herewith).

		b.	By-Laws as amended through June 2, 1993 (Filed herewith).

15.	Maine Yankee Atomic Power Company:

	a.	Certificate of Organization as amended through September 18, 1992 (Filed herewith).

	b.	By-Laws as amended through November 25, 1996 (Filed herewith).

16.	Vermont Yankee Nuclear Power Company:

	a.	Articles of Association as amended through October 30, 1980 (Filed herewith).

	b.	By-Laws dated November 2, 1983 (Filed herewith).

17.	Yankee Atomic Electric Company:

	a.	Articles of Organization as amended through May 30, 2001 (Filed herewith).

	b.	By-Laws as amended through December 9, 1988 (Filed herewith).

18.	National Grid USA Service Company, Inc.:

a.
Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-S); Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 and Articles of Amendment filed May 2, 2000 (Exhibit 12.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 12.b to National Grid 2001 Form U-5-S, File 1-14958).

19.	New England Electric Transmission Corporation:

	a.	Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).

	b.	By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form U-5-S).

20.	National Grid Transmission Services Corporation:

	a.	Articles of Organization filed May 1, 2000 (Exhibit 13(a) to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 13.b to National Grid 2001 Form U-5-S, File 1-14958).

21.	Massachusetts Electric Company:

a.
Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464); Articles of Amendment dated January 27, 1998 (Exhibit B.6.a to National Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 8.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 8.b to National Grid 2001 Form U-5-S, File 1-14958).

22.	The Narragansett Electric Company:

	a.	Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988 Form U-5-S).

	b.	By-laws dated September 19, 2001 (Filed herewith).

	c.	Preference Provisions as amended dated December 15, 1997 (Exhibit 4(C) to NEES 1997 Form 10-K, File No. 1-3446).

23.	Granite State Electric Company:

	a.	Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).

	b.	By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U-5-S).

24.	Nantucket Electric Company:

a.
Articles of Organization (Exhibit A-6 to Rule 24 Certificate filed April 9, 1996 filed under cover of Form SE, File No. 70-8675); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 9.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws dated October 20, 1998 (Filed herewith).

25.	New England Energy Incorporated:

a.
Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 18.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

26.	National Grid Communications, Inc.:

	a.	Articles of Organization filed August 28, 2002 (Filed herewith).

	b.	By-laws (Filed herewith).

27.	Metrowest Realty LLC:

	a.	Limited Liability Company Agreement dated as of December 17, 1998 (Exhibit B.21 to NEES 1998 Form U-5-S).

	b.	First Amendment to Limited Liability Company Agreement dated January 28, 1999 (Filed herewith).

28.	New England Hydro-Transmission Corporation:

	a.	Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U-5-S);

	b.	By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form U-5-S).

29.	New England Hydro-Transmission Electric Company, Inc.:

a.
Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 21.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form U-5-S).

30.	New England Hydro Finance Company, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 19.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

31.	GridAmerica Holdings Inc.:

	a.	Certificate of Formation filed August 27, 2002, Certificate of Conversion and Certificate of Incorporation, both filed December 19, 2002 (Filed herewith).

	b.	By-laws dated December 19, 2002 (Filed herewith).

32.	GridAmerica LLC:

	a.	Limited Liability Company Agreement dated October 31, 2002 (Filed herewith).

33.	Niagara Mohawk Holdings, Inc.:

	a.	Restated Certificate of Incorporation filed February 18, 1999 (Exhibit 99-1 to Current Report on Form 8-K dated March 18, 1999, File 000-25595).

	b.	By-Laws as amended June 13, 2000 (Exhibit 3 to Quarterly Report on Form 10-Q for quarter ended June 30, 2000, File 000-25595).

34.	Niagara Mohawk Power Corporation:

a.
Certificate of Consolidation dated January 5, 1950, as amended through August 5, 1994 (Exhibits 3(a)(1) to 3(a)(46) to 1994 Form 10-K, File 1-02987); Certificate of Amendment filed June 29, 1998 (Exhibit 3 to Form 10-Q for quarter ended June 30, 1998, File 1-02987); Certificate of Amendment filed March 19, 1999 (Exhibit 3 to Form 10-Q for quarter ended March 31, 1999, File 1-02987); Certificate of Amendment filed November 29, 1999 (Exhibit 3.1 to Current Report on Form 8-K dated November 30, 1999, File 1-02987).

	b.	By-Laws as amended March 17, 1999 (Exhibit 3(i) to Quarterly Report on Form 10-Q for quarter ended March 31, 1998, File 1-02987).

35.	Hudson Pointe, Inc.:

	a.	Certificate of Incorporation filed March 29, 1994 (Filed herewith).

	b.	By-Laws (Filed herewith).

36.	Land Management & Development, Inc.:

	a.	Certificate of Incorporation filed May 27, 1994 (Filed herewith).

	b.	By-Laws (Filed herewith).

37.	Landwest, Inc.:

	a.	Certificate of Incorporation filed February 15, 1995 (Filed herewith).

	b.	By-Laws (Filed herewith).

38.	Moreau Park, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Filed herewith).

	b.	By-Laws (Filed herewith).

39.	Niagara Mohawk Energy, Inc.:

	a.	Certificate of Incorporation dated May 4, 1994 and Certificate of Amendment filed August 12, 1998 (Filed herewith).

	b.	By-Laws (Filed herewith).

40.	NM Properties, Inc.:

	a.	Certificate of Incorporation filed November 13, 1992 and Certificate of Amendment dated September 25, 1998 (Filed herewith).

	b.	By-Laws dated July 6, 1999 (Filed herewith).

41.	NM Receivables LLC:

	a.	Articles of Organization dated December 22, 1997 (Filed herewith).

42.	NM Receivables Corp. II:

	a.	Certificate of Incorporation filed December 26, 1997 and Certificate of Amendment filed June 12, 1998 (Filed herewith).

	b.	By-Laws (Filed herewith).

43.	NM Uranium, Inc.:

	a.	Articles of Incorporation filed April 26, 1976 (Filed herewith).

	b.	By-Laws as amended through April 1994 (Filed herewith).

44	Opinac Energy Corporation:

	a.	Articles of Incorporation filed July 7, 1982, Articles of Amendment filed January 17, 1985, April 11, 1988, December 18, 1990, and January 25, 1991 (Filed herewith).

b.
By-Law No. 1, Special By-Law, Special By-Law No. 2, Special By-Law No. 3 dated July 23, 1982, Special By-Law No. 4 and Special By-Law No. 5 dated July 30, 1982, By-Law No. 2 dated December 15, 1982, and By-Law No. 3 dated December 13, 1991 (Filed herewith).

45.	Opinac North America, Inc.:

	a.	Certificate of Incorporation dated September 12, 1997 and Certificate of Amendment dated December 29, 1999 (Filed herewith).

	b.	By-Laws (Filed herewith).

46.	Oprop Co. Inc.:

	a.	Certificate of Incorporation filed February 15, 1996 (Filed herewith).

	b.	By-Laws (Filed herewith).

47.	Riverview, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Filed herewith).

	b.	By-Laws (Filed herewith).

48.	Salmon Shores, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993 (Filed herewith).

	b.	By-Laws (Filed herewith).

49.	UMICO Holdings Inc.:

	a.	Certificate of Incorporation filed February 15, 1995 (Filed herewith).

	b.	By-Laws (Filed herewith).

50.	Upper Hudson Development, Inc.:

	a.	Certificate of Incorporation filed March 14, 2000 (Filed herewith).

	b.	By-Laws (Filed herewith).

51.	Wayfinder Group, Inc.:

a.
Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-S). Articles of Amendment dated June 27, 1997 and December 13, 1999 (Exhibit B.23.a to National Grid USA 1999 U-5-S); Certificate of Change of Fiscal Year End dated April 3, 2000 (Exhibit 25.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

52.	NEWHC, Inc.:

a.
Articles of Merger (Exhibit B.20.a to NEES 1998 Form U-5-S); Articles of Amendment dated October 21, 1999 (Exhibit B.20.a to National Grid USA 1999 Form U-5-S); Certificate of Change of Fiscal Year End dated April 5, 2000 (Exhibit 23.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form U-5-S).

53.	NEES Energy, Inc.:

a.
Certificate of Incorporation (Exhibit 3(I) to Certificate of Notification, File No. 70-8803); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 15.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

54.	AEMC, L.L.C.:

	a.	Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

	b.	Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

	c.	Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

	d.	Certificate of Amendment filed August 24, 2001 (Exhibit 4.d to National Grid 2002 Form U-5-S, File 30-00354).

55.	EUA Energy Investment Corporation:

a.
Articles of Organization filed December 15, 1987 and Certificate of Correction filed January 15, 1988 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 6.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit 6.b to National Grid 2001 Form U-5-S, File 1-14958).

56.	EUA Bioten, Inc.:

	a.	Articles of Organization filed June 22, 1995 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 5.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit 5.b to National Grid 2001 Form U-5-S, File 1-14958).

57.	NEES Communications, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 14.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

58.	NEES Telecommunications Corp.:

a.
Articles of Organization as amended through May 29, 1998 (Exhibit B.11.a to National Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year End dated April 5, 2000 (Exhibit 16.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit B.11.b to National Grid USA 1999 Form U-5-S).

59.	Arbuckle Acres, Inc.:

	a.	Certificate of Incorporation filed June 2, 1999 (Filed herewith).

	b.	By-Laws dated June 4, 1999 (Filed herewith).

C.	Funded Debt

Other than debt that has no sinking fund provisions, the system companies outside of the U.S. have no debt. Documents evidencing all of the debt of the U.S. system companies are set forth below.

1.	Granite State Electric Company

	a.	Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S)

	b.	Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625)

	c.	Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U-5-S)

2.	Massachusetts Electric Company

First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1- 3446)

3.	The Narragansett Electric Company

First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1- 3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446)

4.	New England Electric Transmission Corporation

Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K, File No. 1-3446)

5.	New England Power Company

a.
Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U-5-S); Fifth Supplement dated as of August 1, 1998 (Exhibit 5.a to NEES 1998 Form U-5-S)

b.
Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5- S); Third Supplement dated as of April 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 1, 1996, Eleventh Supplement dated as of January 15, 1996, Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-S); and Thirteenth Supplement dated as of August 1, 1998 (Exhibit 5.b to NEES 1998 Form U-5-S)

c.	Loan Agreement with the Connecticut Development Authority dated as of September 1, 1999 (Exhibit 5.c to National Grid USA 1999 Form U-5-S)

6.	Nantucket Electric Company

Loan and Trust Agreement with Massachusetts Industrial Finance Agency and Fleet National Bank dated as of July 1, 1996 (filed herewith)

7.	New England Hydro Finance Company, Inc.

Note and Guaranty Agreement with New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation dated as of April 15, 1991 (filed herewith)

8.	Niagara Mohawk Power Corporation

a.
Mortgage Trust Indenture dated as of October 1, 1937 with Marine Midland Bank, N.A. (formerly named The Marine Midland Trust Company of New York), as Trustee (filed October 15, 1937 after effective date of Registration Statement No. 2-3414); Supplemental Indenture dated as of December 1, 1938 (Exhibit 2-3 to Registration Statement No. 2-59500); Supplemental Indenture dated as of April 15, 1939 (Exhibit 2-4 to Registration Statement No. 2-59500); Supplemental Indenture dated as of July 1, 1940 (Exhibit 2-5 to Registration Statement No. 2-59500); Supplemental Indenture dated as of October 1, 1944 (Exhibit 7-6 to Central New York Power and Light Corporation Registration Statement No. 2-5490); Supplemental Indenture dated as of June 1, 1945 (Exhibit 2-8 to Registration Statement No. 2-59500); Supplemental Indenture dated as of August 17, 1948 (Exhibit 2-9 to Registration Statement No. 2-59500); Supplemental Indenture dated as of December 31, 1949 (Exhibit 7-9 to Registration Statement No. 2-8214); Supplemental Indenture dated as of January 1, 1950 (Exhibit 7-10 to Registration Statement No. 2-8214); Supplemental Indenture dated as of October 1, 1950 (Exhibit 7-11 to Registration Statement No. 2-8634); Supplemental Indenture dated as of October 19, 1950 (Exhibit 7-12 to Registration Statement No. 2-8634); Supplemental Indenture dated as of February 20, 1953 (Exhibit 4-16 to Registration Statement No. 2-10501); Supplemental Indenture dated as of April 25, 1956 (Exhibit 4-19 to Registration Statement No. 2-12443; Supplemental Indenture dated as of March 15, 1960 (Exhibit 2-23 to Registration Statement No. 2-16193; Supplemental Indenture dated as of July 15, 1967 (Exhibit 4-29 to Registration Statement No. 2-26918); Supplemental Indenture dated as of March 1, 1978 (Exhibit 4(b)(42) to Registration Statement No. 2-70860); Supplemental Indenture dated as of June 15, 1980 (Exhibit 4(b)(46) to Registration Statement No. 2-70860); Supplemental Indenture dated as of November 1, 1990 (Exhibit 4(b)(75) to Registration Statement No. 33-38093); Supplemental Indenture dated as of October 1, 1991 (Exhibit 4(b)(77) to Registration Statement No. 33-47241); Supplemental Indenture dated as of June 1, 1992 (Exhibit 4(b)(79) to Registration Statement No. 33-59594); Supplemental Indenture dated as of August 1, 1992 (Exhibit 4(b)(81) to Registration Statement No. 33-59594); Supplemental Indenture dated as of April 1, 1993 (Exhibit 4(b)(82) to Form 10-Q for quarter ended March 31, 1993); Supplemental Indenture dated as of July 1, 1993 (Exhibit 4(b)(83) to Form 10-Q for quarter ended September 30, 1993); Supplemental Indenture dated as of July 1, 1994 (Exhibit 4(b)(86) to 1994 Form 10-K); Supplemental Indenture dated as of May 1, 1995 (Exhibit 4(87) to Form 10-Q for quarter ended June 30, 1995); Supplemental Indenture dated as of March 20, 1996 (Exhibit 4(a)(39) to Registration Statement No. 33-49541); Supplemental Indenture dated as of November 1, 1998 (Exhibit 4(b)(40) to 1999 Form 10-K.

b.
Agreement dated as of August 16, 1940, with The Chase National Bank of the City of New York, as Successor Trustee, and The Marine Midland Trust Company of New York, as Trustee (Exhibit 7-23 to Central New York Power and Light Corporation Registration Statement No. 2-5490)

		c.	Form of Indenture relating to the Senior Notes dated June 30, 1998 (Exhibit 4(a)(41) to Registration Statement No. 33-49541)

d.
Indenture, dated as of May 12, 2000, with The Bank of New York, a New York banking corporation, as Trustee (Exhibit 1.2 to Form 8-K dated May 9, 2000); First Supplemental Indenture, dated as of May 12, 2000, (Exhibit 1.3 to Form 8-K dated May 9, 2000); Form of Second Supplemental Indenture (Exhibit 1.2 to Form 8-K dated September 25, 2001)

D.	Tax Allocation Agreement

National Grid General Partnership and Affiliated U.S. Corporations Form of Second Amended and Restated Federal and State Income Tax Allocation Agreement dated as of February 1, 2002 (Exhibit D.3 to 2002 U5S)

E.	Other Documents

	1.	Schedule showing Money Pool investments for year ended March 31, 2003 (See request number 6, Certificate of Notification (Rule 24) filed June 27, 2003, file nos. 70-9849, 70-10067 )

	2.	Financial statements of Lattice Group plc (consolidated) (filed herewith)

	3.	Information on certain transactions (see Item 9A)

F.	Supporting Schedules

N/A

G.	Organizational Chart

Organizational chart showing FUCOs (filed herewith)

H.	Financial Statements of FUCOs

	1.	National Grid Holdings Limited (consolidated) (filed herewith)

	2.	Lattice Group plc (filed as Exhibit E.2 hereto)

SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

NATIONAL GRID TRANSCO PLC
NATIONAL GRID (US) HOLDINGS LIMITED
NATIONAL GRID (US) INVESTMENTS 4
NATIONAL GRID (US) PARTNER 1 LIMITED
NATIONAL GRID (US) PARTNER 2 LIMITED
NATIONAL GRID HOLDINGS INC.
NATIONAL GRID USA

Date: July 29, 2003	By:	s/ John G. Cochrane
John G. Cochrane
Senior Vice President, National Grid USA

NATIONAL GRID GENERAL PARTNERSHIP
By its general partner, National Grid US Partner (1) Limited

Date: July 29, 2003	By:	s/ John G. Cochrane
John G. Cochrane
Senior Vice President, National Grid USA

By its general partner, National Grid US Partner (2) Limited

Date: July 29, 2003	By:	s/ John G. Cochrane
John G. Cochrane
Senior Vice President, National Grid USA